Filed pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-115400

PROSPECTUS SUPPLEMENT NO. 5

50,025,000 Shares

SMTC CORPORATION

Common Stock

This prospectus supplement amends the prospectus dated June 28, 2004 related to common stock that may be issued in exchange for exchangeable shares of SMTC Manufacturing Corporation of Canada to include information related to the financial condition and the results of operations for SMTC Corporation as of and for the quarter ended July 3, 2005.

This prospectus supplement should be read in conjunction with the prospectus dated June 28, 2004, Prospectus Supplement No. 1/A dated November 24, 2004, Prospectus Supplement No. 2 dated November 17, 2004, Prospectus Supplement No. 3 dated April 15, 2005 and Prospectus Supplement No. 4 dated May 18, 2005, which are to be delivered with this prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

August 17, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended July 3, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 0-31051

SMTC CORPORATION

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	98-0197680
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

635 HOOD ROAD

MARKHAM, ONTARIO, CANADA L3R 4N6

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

(905) 479-1810

(REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE)

Indicate by check mark whether SMTC Corporation: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of August 10, 2005, SMTC Corporation had 9,406,785 shares of common stock, par value $0.01 per share, and one share of special voting stock, par value $0.01 per share, outstanding. As of August 10, 2005, SMTC Corporation’s subsidiary, SMTC Manufacturing Corporation of Canada, had 5,234,548 exchangeable shares outstanding, excluding 2,713,763 exchangeable shares held by SMTC Corporations’s wholly-owned subsidiary, SMTC Nova Scotia Company, each of which is exchangeable into one share of common stock of SMTC Corporation.

SMTC Corporation

Form 10-Q

SMTC CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

(Unaudited)

PART I FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

	July 3, 2005	December 31, 2004
Assets
Current assets:
Accounts receivable, net of an allowance for doubtful accounts of $1,276 (December 31, 2004 - $1,276)	$26,627	$23,856
Inventories (note 3)	32,217	33,025
Prepaid expenses	1,804	1,702

	60,648	58,583

Capital assets, net of accumulated depreciation of $33,757 (December 31, 2004 - $32,694)	27,837	29,269
Other assets	3,024	4,729
Deferred income taxes	140	135

	$91,649	$92,716

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$29,684	$25,943
Accrued liabilities	10,310	13,738
Income taxes payable	1,063	1,571
Current portion of long-term debt (note 4)	3,800	3,800
Current portion of capital lease obligations	1,795	1,897

	46,652	46,949

Long-term debt (note 4)	32,605	30,091
Capital lease obligations	575	1,542

Shareholders’ equity:
Capital stock (note 6)	50,226	63,394
Warrants (note 6)	10,372	10,372
Loans receivable	(5)	(5)
Additional paid-in capital	206,140	192,972
Deficit	(254,916)	(252,599)

	11,817	14,134

	$91,649	$92,716

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

(Unaudited)

	Three months ended		Six months ended
	July 3, 2005	July 4, 2004	July 3, 2005	July 4, 2004
Revenue	$57,036	$66,306	$106,146	$135,729

Cost of sales	52,284	58,966	99,393	121,542

Gross profit	4,752	7,340	6,753	14,187

Selling, general and administrative expenses (note 9)	3,165	4,198	6,567	8,505

Amortization	—	1,158	—	2,330

Restructuring charges (note 9)	75	—	179	—

Operating earnings	1,512	1,984	7	3,352

Interest	1,107	1,198	2,212	2,490

Earnings (loss) before income taxes and discontinued operations	405	786	(2,205)	862

Income tax expense (note 5)	79	646	112	769

Earnings (loss) from continuing operations	326	140	(2,317)	$93
Earnings from discontinued operations (note 10)	—	837	—	837

Net earnings (loss)	$326	$977	$(2,317)	$930

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Consolidated Statements of Operations (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

(Unaudited)

	Three months ended		Six months ended
	July 3, 2005	July 4, 2004	July 3, 2005	July 4, 2004
Earnings (loss) per share:
Basic earnings (loss) per share from continuing operations	$0.02	$0.02	$(0.16)	0.01

Earnings per share from discontinued operations	—	0.09	—	0.12

Basic earnings (loss) per share	$0.02	$0.11	$(0.16)	$0.13

Diluted earnings (loss) per share	$0.02	$0.11	$(0.16)	$0.13

Weighted average number of common shares used in the calculations of earnings (loss) per share (note 7):
Basic	14,641,345	9,064,497	14,641,345	7,365,457
Diluted	14,641,345	9,067,794	14,641,345	7,378,800

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars)

Six months ended July 3, 2005

(Unaudited)

	Capital stock	Warrants	Additional paid-in capital	Loans receivable	Deficit	Shareholders’ equity
Balance, December 31, 2004	$63,394	$10,372	$192,972	$(5)	$(252,599)	$14,134
Conversion of shares from exchangeable to common stock	(13,168)	—	13,168	—	—	—
Net loss for the period	—	—	—	—	(2,317)	(2,317)

Balance, July 3, 2005	$50,226	$10,372	$206,140	$(5)	$(254,916)	$11,817

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Unaudited)

	Three months ended		Six months ended
	July 3, 2005	July 4, 2004	July 3, 2005	July 4, 2004
Cash provided by (used in):

Operations:
Net earnings (loss)	$326	$977	$(2,317)	$930
Items not involving cash:
Amortization	—	1,158	—	2,330
Depreciation	1,260	1,411	2,568	2,919
Loss (gain) on disposition of capital assets	—	—	43	(15)
Gain on disposal of assets previously written down (note 9)	(12)	—	(12)	—
Other	550	—	992	—
Deferred income taxes	(5)	—	(5)	—
Change in non-cash operating working capital:
Accounts receivable	(5,294)	6,035	(2,771)	9,237
Inventories	1,174	3,058	808	(3,127)
Prepaid expenses	(281)	(651)	(102)	(885)
Income taxes recoverable/payable	55	541	(508)	667
Accounts payable	7,609	(14,390)	3,741	(12,310)
Accrued liabilities	(1,565)	(3,431)	(2,891)	(4,759)

	3,817	(5,292)	(454)	(5,013)
Financing:
Increase in long-term debt	—	1,400	4,629	1,400
Repayment of long-term debt	(1,277)	(39)	(1,939)	(39)
Repayment of pre-existing long term debt	—	(41,504)	—	(41,084)
Increase in revolving debt	—	13,307	—	13,307
Principal payments on capital lease obligations	(418)	(41)	(1,069)	(133)
Net proceeds from issuance of shares	—	25,849	—	25,849
Net proceeds from issuance of warrants	—	8,972	—	8,972
Deferred financing fees	—	(2,715)	—	(3,265)

	(1,695)	5,229	1,621	5,007

Investments:
Purchase of capital assets	(2,134)	(101)	(2,179)	(125)
Proceeds from sale of capital assets	12		1,012	15

	(2,122)	(101)	(1,167)	(110)

Increase in cash	—	(164)	—	(116)

Cash, beginning of period	—	215	—	167

Cash, end of period	$—	$51	$—	$51

SMTC CORPORATION

Consolidated Statements of Cash Flows (continued)

(Expressed in thousands of U.S. dollars)

(Unaudited)

	Three months ended		Six months ended
	July 3, 2005	July 4, 2004	July 3, 2005	July 4, 2004
Supplemental disclosures:
Cash paid during the period:
Income taxes	$74	$15	$614	$78
Interest	655	2,191	1,217	3,355

Non-cash transactions:
Repayment of long term debt and existing warrants by issuance of shares and warrants		10,000		10,000
Increase in other assets and accrued liabilities		1,636		1,636
Settlement of shareholder loan	537	—	537	—

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 3, 2005 and July 4, 2004

(Unaudited)

1.	Basis of presentation:

The Company’s accounting principles are in accordance with accounting principles generally accepted in the United States.

The accompanying unaudited consolidated balance sheet as at July 3, 2005, unaudited consolidated statements of operations for the three and six month periods ended July 3, 2005 and July 4, 2004, unaudited consolidated statement of changes in shareholders’ equity for the six month period ended July 3, 2005, and unaudited consolidated statements of cash flows for the three and six month periods ended July 3, 2005 and July 4, 2004 have been prepared on substantially the same basis as the annual consolidated financial statements. Management believes the consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary for a fair presentation of the Company’s financial position, operating results and cash flows for the periods presented. The results of operations for the three and six month periods ended July 3, 2005 are not necessarily indicative of results to be expected for the entire year. These unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto for the year ended December 31, 2004.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates include, but are not limited to, the allowance for doubtful accounts, inventory valuation, deferred tax asset valuation allowance, restructuring accruals, the useful lives of capital assets and impairment of long-lived assets. Actual results may differ from those estimates and assumptions.

2.	Stock-based compensation:

The Company accounts for stock options issued to employees using the intrinsic value method of Accounting Principles Board Opinion No. 25. Compensation expense is recorded on the date stock options are granted only if the current fair value of the underlying stock exceeds the exercise price. The Company has provided the pro forma disclosures required by Financial Accounting Standards Board (“FASB”) Statement No. 123, Accounting for Stock-Based Compensation (“Statement 123”), as amended by FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure (“Statement 148”).

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 3, 2005 and July 4, 2004

(Unaudited)

2.	Stock-based compensation (continued):

The table below sets out the pro forma amounts of net loss per share that would have resulted if the Company had accounted for its employee stock plans under the fair value recognition provisions of Statement 123.

	Three months ended		Six months ended
	July 3, 2005	July 4, 2004	July 3, 2005	July 4, 2004
Net earnings (loss), attributable to common shareholders, as reported	$326	$977	$(2,317)	$930
Stock-based compensation expense	(63)	(69)	(124)	(44)

Pro forma earnings (loss)	263	908	(2,441)	886

Basic and diluted earnings (loss) per share, as reported	$0.02	$0.11	$(0.16)	$0.13
Stock-based compensation expense	—	(0.01)	(0.01)	(0.01)

Pro forma basic earnings (loss) per share	0.02	0.10	(0.17)	0.12

No compensation expense has been recorded in the statement of operations for the three and six months ended July 3, 2005 and July 4, 2004.

The estimated fair value of options is calculated at the date of grant, is amortized over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with assumptions made as to the risk-free interest rate, dividend yield, expected life and volatility. There were no options granted during the three months ended July 3, 2005. During the six months ended July 3, 2005, the Company granted 200,000 options to purchase exchangeable shares of SMTC Manufacturing Corporation of Canada at an exercise price of Cdn $1.53 per exchangeable share, the fair market value on the date of the grant and 210,000 options to purchase common shares at an exercise price of $1.17 per share, the fair market value on the date of the grant. During the three and six months ended July 4, 2004, the Company granted 30,000 options to purchase common stock at an exercise price of $4.00 per share, the fair market value on the date of grant.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 3, 2005 and July 4, 2004

(Unaudited)

2.	Stock-based compensation (continued):

During the three and six months ended July 3, 2005, the Company recorded a pro-forma stock-based compensation expense of $63 and $124, respectively, for the value of new options issued, offset by unvested stock options that were forfeited during the quarter. During the three and six months ended July 4, 2004, the Company recorded a pro-forma stock-based compensation expense of $69 and $44, respectively, for the value of new options issued, offset by unvested stock options that were forfeited during the quarter. The estimated fair value of options is amortized over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following assumptions:

	Six months ended
	July 3, 2005	July 4, 2004
Risk-free interest rate	3.4%	4.9%
Dividend yield	—	—
Expected life	4	4
Volatility	96.0%	120.0%

3.	Inventories:

	July 3, 2005	December 31, 2004
Raw materials	$18,004	$19,827
Work in process	10,279	4,867
Finished goods	3,491	7,814
Other	443	517

	$32,217	$33,025

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 3, 2005 and July 4, 2004

(Unaudited)

4.	Long-term debt:

	July 3, 2005	December 31, 2004
Senior debt:
Revolving	$8,446	$4,339
Term	894	1,166
Subordinated debt	26,015	27,164
Other	1,050	1,222

	36,405	33,891
Less current portion	3,800	3,800

	$32,605	$30,091

In connection with the initial public offering completed on July 27, 2000, the Company and certain of its subsidiaries entered into a credit agreement (the “Credit Agreement”) that provided for an initial term loan and amounts made available under revolving credit loans, swing line loans and letters of credit. Between July 27, 2000 and May 31, 2004, the Company and its pre-existing lenders amended the Credit Agreement from time to time.

Senior debt:

On June 1, 2004, the Company entered into a 3-year $40,000 revolving credit facility and a $1,400 term loan facility (collectively the “Congress Facilities”) with Congress Financial Corporation and its affiliates (“Congress”). The availability under the Congress revolving credit facilities is subject to certain borrowing base conditions based on the eligible inventory and accounts receivable of the Company and requires a lock-box arrangement where all customer remittances are swept daily to reduce the borrowings outstanding. The revolving credit facilities bear interest at a rate of 0.5% in excess of the Canadian prime rate for Canadian-denominated loans and 0.5% in excess of the U.S. prime rate for U.S.-denominated loans. The Congress Facilities are secured by the present and future assets of the Company, require the Company to be in compliance with a financial covenant based on achieving certain EBITDA (earnings before interest, taxes, depreciation and amortization) targets and contain subjective acceleration clauses which would allow Congress to forego additional advances should they determine certain conditions exist, including those with a material adverse change of the Company’s business, assets, operations, prospects or financial condition. The initial term of the revolving credit facility is three years, with a one-year renewal period at the option of the lender, at which time, the facility would become annually renewable. The term loan bears interest at a rate of 1% in excess of the U.S. prime rate.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 3, 2005 and July 4, 2004

(Unaudited)

4.	Long-term debt (continued):

On November 16, 2004, the Company, together with Congress, executed a letter of understanding amending the terms of the Congress Facilities. The letter of understanding provided that, at the Company’s option, it may elect to use a “springing lock-box” arrangement, whereby remittances from customers are forwarded to the Company’s general bank account rather than the lock-box arrangement, as previously required, whereby customer remittances are swept daily to reduce the borrowings under the revolving credit facilities.

Should the Company elect to change to the springing lock-box arrangement, as allowed under the letter of understanding, availability under the facility may be reduced by the eligible inventory. The Company would be required to revert back to a required lock-box arrangement if (i) availability under the revolving credit facility is less than the greater of (a) $2,500 or (b) 25% of the outstanding borrowings under the credit facility or (ii) the occurrence of an event of default.

In March 2005, the Company and Congress signed amendments to the Congress Facilities (the “March 2005 Amendments”) which formalized the November 16, 2004 letter of understanding on the terms described above and reduced the EBITDA targets for the quarters ended December 31, 2004 through December 31, 2005.

In August 2005, the Company and Congress signed a further amendment to the Congress Facilities (the “August 2005 Amendments”) which removed the exclusion of inventory from the availability calculation should the Company elect to change to the springing lock-box arrangement.

Management believes that no conditions have occurred that would result in subjective acceleration by the lenders, nor do they believe that any such conditions will exist over the next 12 months. Furthermore, Congress has not informed the Company that any such condition or event has occurred. Because of the option to use a springing lock-box arrangement and based on management’s assessment of the subjective acceleration clauses, the debt has been classified as long-term as at July 3, 2005.

Management does not foresee being precluded from exercising the option of converting to a springing lock-box based on its expected financing needs over the next 12 months; however, due to the effective cash management aspect of the current lock-box arrangement, the Company has no plans to move to a springing lock-box arrangement at this time.

The Congress Facilities and the Credit Agreement (as amended on June 1, 2004) are jointly and severally guaranteed by and secured by the assets of the Company and the assets and capital stock of each of the Company’s subsidiaries (other than certain foreign subsidiaries) and

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 3, 2005 and July 4, 2004

(Unaudited)

4.	Long-term debt (continued):

its future subsidiaries. The security interest granted to Congress ranks senior to the security interest of the pre-existing lenders.

Subordinated debt:

On June 1, 2004, the Company completed a transaction with the Company’s pre-existing lenders under which the Company satisfied a portion of its indebtedness outstanding under the Credit Agreement. The Company paid consideration with a fair value of $50,000, comprised of a cash payment of $40,000 and $10,000 of common stock of the Company and warrants (note 6), in exchange for a reduction of debt with a par value of $50,000 and cancellation of the warrants issued and to be issued to such lenders under the Credit Agreement.

The pre-existing lenders converted the remaining $27,500 of outstanding indebtedness into a Tranche A term loan in the amount of $15,000 and a Tranche B term loan in the amount of $12,500 under the Amended Credit Agreement. The Tranche A term loan matures on December 31, 2007 and bears interest at the U.S. base rate plus 2.5% except for the period from January 1, 2005 to January 1, 2006, during which it bears interest at the U.S. base rate plus 2.75%. The Tranche B term loan matures December 31, 2008 and bears interest at a rate equal to 8% payment in kind (“PIK”) interest plus 4% cash interest, except for the period from January 1, 2005 to January 1, 2006, during which it bears interest at 8% PIK plus 4.25% cash interest, during the period the Tranche A term loan is outstanding and 6% PIK interest plus 6% cash interest thereafter. The Tranche B PIK interest is added to the outstanding principal balance during the term of the loan.

The Company accounted for the transactions with the pre-existing lenders as a modification of debt. The Company allocated the fair value of the $50,000 consideration to the outstanding debt and cancelled warrants using the relative fair value method, resulting in a reduction of debt outstanding of $48,600 and allocation of $1,400 to the cancelled warrants. The amount allocated to the cancelled warrants was recorded as long-term debt, and is being amortized as a reduction of interest expense over the term of the term loans.

The Company incurred costs in relation to completion of the term loan transactions with the pre-existing lenders of $1,800, and these costs and the remaining net book value of the previous deferred financing fees of $180 were recorded as a non-current deferred charge and are being amortized as additional interest expense over the term of the term loans.

On March 10, 2005, the Company executed an amendment to the Credit Agreement, which reduced the EBITDA targets for each of the four quarters in the year ending December 31, 2005.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 3, 2005 and July 4, 2004

(Unaudited)

4.	Long-term debt (continued):

The Company is in compliance with the financial covenants included in its lending agreements at July 3, 2005. Continued compliance with the financial covenants through the next twelve months is dependant on the Company achieving its forecasts. The Company believes the forecasts are based on reasonable assumptions and are achievable; however, the forecasts are dependent on a number of factors, some of which are outside the control of the Company. These include but are not limited to, general economic conditions and specifically the strength of the electronics industry and the related demand for products and services by the Company’s customers. In the event of non-compliance, the Company’s lenders have the ability to amend the financial covenants, demand repayment of the amounts outstanding under the lending agreements or pursue other remedies.

5.	Income taxes:

During the three months ended July 3, 2005, the Company recorded income tax expense of $79 on income before income taxes of $405. During the six months ended July 3, 2005, the Company recorded income tax expense of $112 on a loss before income taxes of $2,205. The majority of the income tax expense relates to minimum taxes in certain jurisdictions.

At December 31, 2004, the Company had total net operating loss (“NOL”) carryforwards of approximately $105,200, of which $2,376 will expire in 2010, $6,660 will expire in 2011, $1,368 will expire in 2012, $1,078 will expire in 2018, $60 will expire in 2019, $30 will expire in 2020, $54,097 will expire in 2021, $20,069 will expire in 2022, and $19,462 will expire in 2023. There has been no significant transactions in the three and six months ended July 3, 2005 that would materially impact these loss carryforwards.

Whether the recapitalization transactions described in note 6 result in an ownership change for purposes of Section 382 of the Internal Revenue Code (“Section 382”), which imposes a limitation on a corporation’s use of NOL carryforwards following an “ownership change,” depends upon whether the exchangeable shares of SMTC Canada are treated as shares of the Company under U.S. tax principles. The tax law governing the exchangeable shares is unclear and, accordingly, it is uncertain whether Section 382 will apply to the Recapitalization Transaction. If deemed applicable, Section 382 would limit the amount of NOLs available to offset taxable income in the post-ownership change period and would preclude the full utilization of the Company’s NOLs. However, the Company would file the appropriate tax election to ensure that the taxable intercompany dividend, paid in connection with the recapitalization transaction (note 6), would be allocated to the pre-ownership change period in the year ended December 31, 2004, and thus the utilization of NOLs against this income amount would not be limited.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 3, 2005 and July 4, 2004

(Unaudited)

6.	Capital Stock:

a) Private Placement of Special Warrants:

On March 3, 2004, the Company completed a private placement, fully underwritten by a syndicate of Canadian investment dealers, of 33,350,000 Special Warrants (each a “Special Warrant” and collectively, the “Special Warrants”) of SMTC Manufacturing Corporation of Canada (“SMTC Canada”), an indirect wholly owned subsidiary of the Company. Each Special Warrant was issued at a price of Cdn. $1.20 per Special Warrant, resulting in aggregate proceeds of Cdn. $40,020. The proceeds, net of underwriters commissions and certain other expenses, were placed into escrow on March 3, 2004, pending receipt of shareholder approval.

Subject to the satisfaction of applicable legal requirements, each Special Warrant was exercisable for one unit, consisting of one-fifth of an exchangeable share of SMTC Canada, and one-half of a warrant to purchase one-fifth of an exchangeable share of SMTC Canada. Each whole warrant (a “Purchase Warrant”) is exercisable for one-fifth of an exchangeable share of SMTC Canada at an exercise price of Cdn. $9.25 per share until March 3, 2009. The Special Warrants were exercised into units on June 2, 2004.

Subject to the satisfaction of applicable legal requirements, each exchangeable share of SMTC Canada can be exchanged on a one-for-one basis for one share of the common stock of the Company. Each exchangeable share of SMTC Canada, as nearly as practicable, is intended to be the economic equivalent of a share of common stock of the Company and holders of the exchangeable shares of SMTC Canada are able to exercise essentially the same voting rights with respect to the Company as they would have if they had exchanged their exchangeable shares of SMTC Canada for common stock of the Company. On or after July 27, 2015, subject to certain adjustment and acceleration provisions, SMTC Canada will redeem all of the outstanding exchangeable shares by delivering common shares of the Company on a one-for-one basis.

The proceeds, net of underwriter commissions and other expenses and including interest earned while held in escrow, were released from escrow on June 1, 2004, and were used to repay a portion of the debt under the Credit Agreement (note 4).

The gross proceeds of Cdn. $40,020 ($29,372 based on the exchange rate at June 1, 2004) were allocated between the exchangeable shares and Purchase Warrants using the relative fair value method.

The gross proceeds were allocated between the exchangeable shares and warrants in the amounts of $20,962 and $8,410, respectively.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 3, 2005 and July 4, 2004

(Unaudited)

6.	Capital Stock (continued):

The Company incurred total costs related to the private placement of $2,772, resulting in net proceeds of $26,600. These costs were offset against the exchangeable shares and warrants in proportion to their relative fair values, resulting in net proceeds allocated to these instruments of $18,983 and $7,617, respectively.

(b) Conversion of outstanding debt:

On June 1, 2004, the pre-existing lenders exchanged $10,000 of outstanding debt (note 4) and all warrants previously issued or required to be issued for 2,233,389 shares of common stock and 11,166,947 warrants (the “Conversion Warrants”). Each warrant is exercisable for one-tenth of one share of common stock of the Company at an exercise price of $6.90 per share of common stock. The warrants may be exercised by the holders at any time on or before March 4, 2009.

The common stock and the Conversion Warrants issued to the pre-existing lenders are subject to transfer restrictions on trading. The pre-existing lenders have agreed to retain:

•	all of the shares of common stock, Conversion Warrants and shares of common stock underlying such Conversion Warrants until September 1, 2004;

•	at least 2/3 of the shares of common stock, Conversion Warrants and shares of common stock underlying such Conversion Warrants until December 1, 2004; and

•	at least 1/6 of the shares of common stock, and Conversion Warrants and shares of common stock underlying such Conversion Warrants until March 1, 2005.

The fair value of the consideration paid upon conversion of $10,000 of debt was allocated between the common stock and Conversion Warrants using the relative fair value method. The fair value of the consideration paid was allocated between the common stock and Conversion Warrants in the amounts of $7,137 and $2,863, respectively.

The Company incurred total costs of $379 related to the conversion. These costs were offset against the common stock and Conversion Warrants in proportion to their relative fair values, resulting in net proceeds allocated to these instruments of $6,866 and $2,755, respectively. The excess of the amount allocated to the common stock over the par value of $6,754 was recorded as additional paid-in capital.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 3, 2005 and July 4, 2004

(Unaudited)

6.	Capital Stock (continued):

(c)	Exchange of exchangeable shares:

During the three and six months ended July 3, 2005, 204,571 and 1,393,409 exchangeable shares were exchanged for common stock, respectively. During the three and six months ended July 4, 2004, nil and 55,950 exchangeable shares were exchanged for common stock, respectively.

(d)	Reverse stock split:

On October 4, 2004, the Company completed a reverse stock split of its issued and outstanding common and exchangeable shares whereby every five shares of common stock were exchanged for one share of common stock and every five exchangeable shares were exchanged for one exchangeable share. All share information relating to shares outstanding and all employee stock options and warrants have been retroactively adjusted to reflect the reverse stock split.

(e)	Warrants

Pursuant to the private placement described above, SMTC Canada issued 16,675,000 warrants. Each warrant is exercisable for one-fifth of an exchangeable share of SMTC Canada at an exercise price of Cdn. $9.25 per share until March 3, 2009.

Pursuant to the exchange by the pre-existing lenders of $10,000 of outstanding debt and all warrants previously issued or required to be issued, the Company issued 11,166,947 warrants. Each warrant is exercisable for one-tenth of one share of common stock of the Company at an exercise price of $6.90 per share of common stock. The warrants may be exercised by the holders at any time on or before March 4, 2009.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 3, 2005 and July 4, 2004

(Unaudited)

7.	Earnings (loss) per share:

The following table sets forth the calculation of basic and diluted earnings (loss) per share:

	Three months ended		Six months ended
	July 3, 2005	July 4, 2004	July 3, 2005	July 4, 2004
Numerator:
Net earnings (loss) from continuing operation	$326	$140	$(2,317)	$93
Net earnings (loss)	326	977	(2,317)	930

Denominator:
Weighted average shares - basic	14,641,345	9,064,497	14,641,345	7,365,457
Effect of dilutive securities Employee stock options	—	—	—	2,211
Warrants	—	3,297	—	11,132

Weighted average shares - diluted	14,641,345	9,067,794	14,641,345	7,378,800

Earnings (loss) per share:
Basic and diluted from continuing operations	$0.02	$0.02	$(0.16)	$0.01
Basic and diluted	0.02	0.11	(0.16)	0.13

For the three months ended July 4, 2004, the calculation of weighted average shares - diluted did not include 167,294 options, 16,675,000 warrants, each warrant exercisable for one-fifth of an exchangeable share of SMTC Canada, 11,166,947 warrants, each warrant exercisable for one-tenth of one share of common stock of the Company and 436,664 warrants issued and warrants to be issued, as the effect would have been anti-dilutive. For the six months ended July 4, 2004, the calculation of weighted average shares - diluted did not include 124,294 options, 16,675,000 warrants, each warrant exercisable for one-fifth of an exchangeable share of SMTC Canada, 11,166,947 warrants, each warrant exercisable for one-tenth of one share of common stock of the Company and 436,664 warrants issued and warrants to be issued, as the effect would have been anti-dilutive.

For the three and six months ended July 3, 2005, the calculation did not include 770,923 options, 16,675,000 warrants, each warrant exercisable for one-fifth of an exchangeable share of SMTC Canada and 11,166,947 warrants, each warrant exercisable for one-tenth of one share of common stock of the Company, as the effect would have been anti-dilutive.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 3, 2005 and July 4, 2004

(Unaudited)

8.	Segmented information:

The Company derives its revenue from one dominant industry segment, the electronics manufacturing services industry. The Company is operated and managed geographically and has facilities in the United States, Canada and Mexico. The Company monitors the performance of its geographic operating segments based on EBITA (earnings before interest, taxes and amortization) before restructuring charges (recoveries), discontinued operations and the effects of a change in accounting policies. Intersegment adjustments reflect intersegment sales that are generally recorded at prices that approximate arm’s-length transactions. Information about the operating segments is as follows:

	Three months ended July 4, 2005			Six months ended July 4, 2005
	Total revenue	Intersegment revenue	Net external revenue	Total revenue	Intersegment revenue	Net external revenue
United States	$30,620	$(132)	$30,488	$59,245	$(247)	$58,998
Canada	8,113	(1,562)	6,551	13,190	(2,544)	10,646
Mexico	22,952	(2,955)	19,997	45,161	(8,659)	36,502

	$61,685	$(4,649)	$57,036	$117,596	$(11,450)	$106,146

Revenue is attributed to the country from which the customer is invoiced.

EBITA (before restructuring charges):

United States			$1,438			$2,389
Canada			(1,303)			(3,650)
Mexico			1,452			1,447

			1,587			186
Interest			1,107			2,212
Restructuring charges (note 9)			75			179

Earnings (loss) before income taxes			$405			$(2,205)

Capital expenditures:
United States			$18			$49
Canada			40			40
Mexico			2,076			2,090

			$2,134			$2,179

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 3, 2005 and July 4, 2004

(Unaudited)

8.	Segmented information:

	Three months ended July 4, 2004			Six months ended July 4, 2004
	Total revenue	Intersegment revenue	Net external revenue	Total revenue	Intersegment revenue	Net external revenue
United States	$16,772	$(30)	$16,742	$31,094	$(58)	$31,036
Canada	24,278	(2,521)	21,757	56,680	(6,245)	50,435
Mexico	31,977	(4,170)	27,807	73,502	(19,244)	54,258

	$73,027	$(6,721)	$66,306	$161,276	$(25,547)	$135,729

EBITA (before discontinued operations and restructuring charges):

United States			$858			$874
Canada			(710)			(721)
Mexico			2,994			5,529

			3,142			5,682

Interest			1,198			2,490
Amortization			1,158			2,330

Earnings before income taxes and discontinued operations			$786			$862

Capital expenditures:
Canada			$99			$105
Mexico			2			20

			$101			$125

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 3, 2005 and July 4, 2004

(Unaudited)

8.	Segmented information (continued):

The following enterprise-wide information is provided. Geographic revenue information reflects the destination of the product shipped. Long-lived assets information is based on the principal location of the asset.

	Three months ended		Six months ended
	July 3, 2005	July 4, 2004	July 3, 2005	July 3, 2004
Geographic revenue:
United States	$36,312	$49,620	$65,326	$101,838
Canada	14,101	2,563	26,810	5,545
Europe	1,063	3,316	1,598	6,046
Asia	134	5,683	895	8,958
Mexico	5,426	5,124	11,517	13,342

	$57,036	66,306	$106,146	$135,729

	July 3, 2005	December 31, 2004
Long-lived assets:
United States	$9,166	$9,939
Canada	1,983	2,462
Mexico	16,688	16,868

	$27,837	$29,269

The Company manufactures a limited number of products for each customer. If the Company loses any of its largest customers or any product line manufactured for one of its largest customers, it could experience a significant reduction in revenue. Also, the insolvency of one or more of its largest customers or the inability of one or more of its largest customers to pay for its orders could decrease revenue. As many costs and operating expenses are relatively fixed, a reduction in net revenue can decrease profit margins and adversely affect business, financial condition and results of operations.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 3, 2005 and July 4, 2004

(Unaudited)

9.	Restructuring and other charges:

The following table details the components of the restructuring and other charges:

	Three months ended		Six months ended
	July 3, 2005	July 4, 2004	July 3, 2005	July 4, 2004
Lease and other contract obligations	$30	$—	$30	$—
Severance	327	—	431	—
Adjustment to previously recorded severance	(320)	—	(320)	—
Proceeds on assets previously written down	(12)	—	(12)	—
Other	50	—	50	—

	$75	$—	$179	—

Other charges (adjustments) included in selling, general and administrative expenses	$—	$—	$(42)	$(287)

(a) Restructuring charges:

2002 Plan:

In response to the continuing industry economic downturn, the Company took further steps to realign its cost structure and plant capacity (the “2002 Plan”) and recorded net restructuring charges of $36,900 related to the cost of exiting equipment and facility leases, severance costs, asset impairment charges, inventory exposures and other facility exit costs and other charges of $2,135 primarily related to the costs associated with the disengagement of a customer and the continued downturn.

The following table details the related amounts included in accrued liabilities as at July 3, 2005 in respect of the 2002 Plan:

	Accrual at April 3, 2005	Charges	Adjustments	Cash payments	Accrual at July 3, 2005
Lease and other contract obligations	$2,267	$—	$—	$(76)	$2,191
Severance	856	150	(320)	(552)	134
Other facility exit costs	8	50	—	—	58

	$3,131	$200	$(320)	$(628)	$2,383

During the second quarter of 2005, the Company recorded severance and other facility exit costs of $200 and an adjustment to severance of $320 as a result of changes in the estimate of the amount to be paid out.

The Company expects the outstanding severance and other facility exit costs will be paid out during 2005. We are in a legal dispute for the remaining lease and other contractual obligations outstanding.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 3, 2005 and July 4, 2004

(Unaudited)

9.	Restructuring and other charges (continued):

2004 Plan:

During the third quarter of 2004, the Company announced changes to its manufacturing operations as it continued to execute its transformation plan (the “2004 Plan”). This plan seeks to provide greater focus on new customer and new product introduction and technical activities, to improve capacity utilization and to align cost structure to expected revenue. As the result of operational and administrative changes, the Company recorded lease and other contract obligations of $30 and severance charges of $177 relating to 27 employees at the Chihuahua, Mexico and Appleton, Wisconsin and Markham, Ontario locations.

The following table details the related amounts included in accrued liabilities as at July 3, 2005 in respect of the 2004 Plan:

	Accrual at April 3, 2005	Charges	Cash payments	Accrual at July 3, 2005
Lease and other contract obligations	$—	$30	$—	$30
Severance	262	177	(310)	129

	$262	$207	$(310)	$159

We expect the majority of the remaining restructuring accrual related to the 2004 Plan to be paid by the end of fiscal year 2005.

During the three and six months ended July 3, 2005, the Company received proceeds of $12 from the sale of assets previously written off.

(b) Other charges (recoveries):

During the six months ended July 3, 2005 and July 4, 2004, the Company received proceeds of $42 and $287, respectively, from the sale of an asset previously written off. As the write-off was originally recorded in selling, general and administrative expenses, these amounts have also been recorded in selling, general and administrative expenses, as recoveries.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 3, 2005 and July 4, 2004

(Unaudited)

10.	Discontinued Operations:

Included in earnings from discontinued operations for the three and six months ended July 4, 2004 are proceeds from the settlement of a lawsuit of $243 and an adjustment to the remaining accrual for closing costs of $217, both relating to the closure of the Appleton manufacturing facility and proceeds from the liquidation of the Cork, Ireland facility of $377.

11.	Contingencies:

In the normal course of business, the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts, where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that ultimate resolution of such contingencies would not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

12	Recent accounting pronouncement:

In May, 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections: a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). SFAS 154 requires retrospective application for voluntary changes in accounting principles unless it is impracticable to do so. In addition, SFAS 154 requires that a change in depreciation method be accounted for as a change in estimate, not as a change in accounting principle as previously required by APB 20. However, a change in depreciation methods must continue to be justified by its preferability and related disclosures must be provided. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005.

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated financial statements and our selected consolidated financial data have been prepared in accordance with United States GAAP.

Consolidated Statement of Operations Data(a):

(in millions, except per share amounts)

(Unaudited)

	Three months ended		Six months ended
	July 3, 2005	July 4, 2004	July 3, 2005	July 4, 2004
Revenue	$57.0	$66.3	$106.1	$135.7
Cost of sales	52.2	59.0	99.3	121.5

Gross profit	4.8	7.3	6.8	14.2
Selling, general and administrative expenses (a)	3.2	4.2	6.6	8.5
Amortization	—	1.1	—	2.3
Restructuring charges (a)	0.1	—	0.2	—

Operating earnings	1.5	2.0	—	3.4
Interest	1.1	1.2	2.2	2.5

Earnings (loss) before income taxes	0.4	0.8	(2.2)	0.9
Income tax expense	0.1	0.6	0.1	0.8

Earnings (loss) from continuing operations	0.3	0.2	(2.3)	0.1
Earnings from discontinued operations (b)	—	0.8	—	0.8

Net earnings (loss)	$0.3	$1.0	$(2.3)	$0.9

Earnings (loss) per common share (c):
Basic earnings (loss) per share from continuing operations	$0.02	$0.02	$(0.16)	$0.01
Earnings per share from discontinued operations	—	0.09	—	0.12

Basic earnings (loss) per share	$0.02	$0.11	$(0.16)	$0.13

Diluted earnings (loss) per share	$0.02	$0.11	$(0.16)	$0.13

Weighted average number of shares outstanding (c):
Basic	14.6	9.1	14.6	7.4
Diluted	14.6	9.1	14.6	7.4

(a)	For the three and six months ended July 3, 2005, the Company recorded net restructuring charges of $0.1 and $0.2 million, respectively, relating largely to severance charges in connection with the 2004 Plan net of an adjustment of previously recorded severance charges in connection with the 2002 Plan. Refer to note 9 to our July 3, 2005 interim consolidated financial statements.

The Company recorded a decrease to other charges of $0.3 million during the first six months of 2004 relating to proceeds from the sale of an asset previously written off. This recovery has been recorded in selling, general and administrative expenses. Refer to note 9 to our July 3, 2005 interim consolidated financial statements.

(b)	Earnings from discontinued operations for the three and six months ended July 3, 2004 includes proceeds from the settlement of a lawsuit of $0.2 million and an adjustment to the remaining accrual for closing costs of $0.2 million, both related to the Appleton discontinued operation, and the receipt of distribution of proceeds of $0.4 million related to the Cork liquidation. Refer to note 10 to our July 3, 2005 interim consolidated financial statements.

(c)	On October 4, 2004, the Company completed a reverse stock split of its issued and outstanding common and exchangeable shares whereby every five shares of common stock were exchanged for one share of common stock and every five exchangeable shares were exchanged for one exchangeable share, resulting in 7,775,181 common shares outstanding and 6,866,152 exchangeable shares outstanding at that date. All share information related to shares outstanding has been retroactively adjusted to reflect the reverse stock split.

Consolidated Balance Sheet Data:

(in millions)

	July 3, 2005 (Unaudited)	December 31, 2004
Working capital	$14.0	$12.4
Total assets	91.6	92.7
Total debt, including current maturities	36.4	33.9
Shareholders’ equity	11.8	14.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We provide advanced electronics manufacturing services, or EMS, to original equipment manufacturers, or OEMs, primarily in the industrial, enterprise computing and networking, and communications market segments. We currently service our customers through manufacturing and technology centers strategically located in key technology corridors in the United States, Canada and the cost-effective location of Mexico. Our full range of value-added supply chain services include product design, procurement, prototyping, advanced cable and harness interconnect, high-precision enclosures, printed circuit board assembly, test, final system build, comprehensive supply chain management, packaging, global distribution and after sales support.

As the technology sector grew rapidly in the years 1999 and 2000, we sought to take advantage of such growth and completed several acquisitions. When the technology sector declined, we found ourselves with significant excess capacity and incurred significant operating losses. As a result, in fiscal year 2001, we began an operational restructuring that is substantially complete and involved closing six and selling one of our manufacturing facilities.

In early 2004, we initiated a comprehensive transformation plan designed to restructure, refinance and restore profitability and growth. The transformation plan has several components, including operational optimization, refinancing, strategy development and organization renewal.

During the third quarter of 2004, we announced changes to our manufacturing operations to provide greater focus on new customer and new product introduction and technical activities, improve capacity utilization, align our cost structure to expected revenue, and to become profitable on a sustained basis. Our Markham, Ontario site has become the Company’s technical center of excellence, with particular emphasis on assisting current and new customers to develop, prototype and bring new products to full production. This site also will continue to manufacture low volume, high complexity printed circuit board assemblies. Our Chihuahua, Mexico facility will serve as SMTC’s primary assembly operation, offering customers high quality services in a highly efficient, cost effective site. Our operations in Franklin, Massachusetts and San Jose, California will continue to specialize in high precision metal manufacturing and system integration activities. Similarly, our engineering design services capability will continue as will our manufacturing relationship with China-based Alco Electronic.

In addition, during the third quarter of 2004, we continued to streamline our overhead, selling, general and administrative structure to improve productivity and customer responsiveness and to provide greater focus on key market segments. As a result of operational and administrative changes, we recorded restructuring charges in connection with the 2004 Plan of $1.9 million during the third and fourth quarters of 2004 and $0.3 million during the first and second quarters of 2005 related to severance charges and as we continued to execute our transformation plan. The Company also recorded an adjustment of previously recorded restructuring charges in connection with the 2002 Plan of $0.1 million during the second quarter of 2005.

During the first and second quarters of 2005, we continued to execute our transformation plan to restore the Company to growth and profitability. Having reduced capacity and costs, stabilized the stakeholder base and refinanced the balance sheet, our transformation plan is essentially complete with our primary focus moving to the development and execution of a strategy that grows revenue through a combination of new customer acquisitions and increasing the level of business with current customers. The Company has gained several important new customers and added a number of new program wins within our current customer base and was able to produce consecutive sequential revenue growth during the first and second quarters of 2005 as compared to the previous quarter.

JUNE 1, 2004 RECAPITALIZATION TRANSACTION

In the first and second quarters of 2004, our priority was refinancing to strengthen our balance sheet by lowering total indebtedness, restructuring a major portion of remaining debt into longer terms and establishing a new revolving credit facility. On June 1, 2004, we completed the Recapitalization Transaction, which consisted of three main components: a private placement of equity securities, a transaction with SMTC’s pre-existing lenders to repay a portion of SMTC’s pre-existing debt and restructure the balance of SMTC’s pre-existing debt and a new secured credit facility with Congress Financial Corporation and its affiliates. The following summary briefly describes the material terms of the Recapitalization Transaction.

Private Placement of Equity Securities (share amounts adjusted to reflect reverse stock split)

The private placement consisted of a committed private placement fully underwritten by a syndicate of Canadian investment dealers comprised of Orion Securities Inc., CIBC World Markets Inc., GMP Securities Limited and RBC Dominion Securities Inc. (collectively, the “Underwriters”) of 33,350,000 Special Warrants of SMTC Canada (each a “Special Warrant” and, collectively, the “Special Warrants”) to qualified investors at a price of C$1.20 (approximately US$0.90) per Special Warrant, representing an aggregate amount of issue of C$40.02 million, C$37.3 million net of underwriting expenses, or approximately US$29.9 million, US$27.6 million net of underwriting expenses, based on the exchange rate on March 3, 2004 (the “Offering”). While we completed the Offering of Special Warrants on March 3, 2004, the Special Warrants and the net proceeds from the Offering were held in escrow until June 1, 2004, until all conditions to release were satisfied. Proceeds were used for debt reduction and to fund working capital.

The Offering of Special Warrants included the following terms (as adjusted to reflect the reverse stock split):

•	Each Special Warrant was exercisable, without any additional consideration, into one unit consisting of one-fifth of an exchangeable share, and one half of one warrant to purchase one-fifth of an exchangeable share. Each whole warrant is exercisable for one-fifth of an exchangeable share at an exercise price of C$9.25 per exchangeable share until March 3, 2009. The Special Warrants were exercised for units on June 2, 2004.

•	Subject to satisfaction of applicable legal requirements, each exchangeable share may be exchanged on a one-for-one basis for one share of common stock. Each exchangeable share, as nearly as practicable, is the economic equivalent of a share of common stock, and holders of exchangeable shares are entitled to dividend and liquidation rights and participation in a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to the common stock to the same extent and on an economically equivalent basis as the holders of common stock. Holders of exchangeable shares are able to exercise essentially the same voting rights with respect to SMTC as they would have if they had exchanged their exchangeable shares for shares of common stock.

Transaction with SMTC’s Pre-existing Lenders

The Recapitalization Transaction included a transaction with SMTC’s pre-existing lenders, (the “Pre-existing Lenders”) under which SMTC:

•	repaid $40 million of debt at par;

•	exchanged $10 million of debt for $10 million of SMTC’s common stock and warrants valued on the same terms as the private placement; and

•	converted $27.5 million in debt into second lien subordinated debt with maturity ranging from four to five years.

In addition, all warrants issued (or required to be issued) to the Pre-existing Lenders prior to the closing of the Recapitalization Transaction were cancelled.

New Secured Credit Facility

In connection with the Recapitalization Transaction, we entered into new asset-based credit facilities with Congress Financial Corporation and its affiliates (“Congress”). The Congress Credit Facility is available to the Company’s U.S. and Canadian operating entities in a maximum amount of $40 million. The Congress Credit Facility includes a term loan of up to $2 million, which bears interest at the reference rate plus 1.00%, and a revolving loan that bears interest at the reference rate plus 0.50%. The reference rate is the Canadian prime rate for the loans in Canada and the U.S. prime rate for the loans in the United States. The Congress Credit Facility provides for customary fees, including a 1.00% closing fee, an unused line fee of 0.25% and a termination fee of up to 2.00%.

The Congress Credit Facility included the following terms:

•	The borrowing base for the revolving loan facilities provided by Congress is calculated using a formula based on (i) the lesser of 50% of the value of the eligible inventory of the Company’s U.S. and

Canadian operating entities valued at the lower of cost or market value, or 85% of such inventory’s appraised value, both subject to a $5 million cap and (ii) 85% of the eligible accounts receivable of those entities.

•	The revolving loan facility originally required a lock-box arrangement where all customer remittances were swept daily to reduce the borrowings outstanding.

•	The Congress Credit Facility includes a single financial covenant that requires the Company to maintain a specified level of consolidated EBITDA and subjective acceleration clauses which would allow Congress to forego additional advances should they determine certain conditions exist, including those resulting in a material adverse change of the Company’s business, assets, operations, prospects or financial condition. The Company was required to achieve consolidated EBITDA of $5.0 million cumulatively for the first two quarters of 2004, $7.5 million cumulatively for the first three quarters of 2004, which the Company achieved, and $11.0 million cumulatively for 2004 in total. In March 2005, the Company and Congress signed an amendment to the Congress Credit Facility (the “March 2005 Amendment”) which amended the EBITDA covenant for the year ended December 31, 2004 to $10.0 million, and on a consolidated rolling four quarter basis, amended the EBITDA covenant for the first, second, third and fourth quarters of fiscal year 2005 to $6.5 million, $5.0 million, $5.0 million and $8.0 million, respectively. Thereafter, the Company will be required to maintain consolidated EBITDA of $11.0 million on a rolling four quarter basis. See March 2005 Amendments below.

•	The Congress Credit Facility is secured by the current and future assets of the Company’s U.S. and Canadian operations. The security interest granted to Congress ranks senior to any security interest in the Pre-existing Lenders.

•	The Congress Credit Facility includes representations, warranties, covenants and events of default that are customary for asset based credit facilities.

The Company drew approximately $12.5 million under the Congress Credit Facility at the closing of the Recapitalization Transaction on June 1, 2004.

On November 16, 2004, the Company, together with Congress, executed a letter of understanding amending the terms of the revolving credit facility. The letter of understanding provided that, at the Company’s option, the Company could elect to use a “springing lock-box” arrangement whereby remittances from customers would be forwarded to the Company’s general bank rather than the lock-box arrangement, as previously required, where all customer remittances were swept daily to reduce the borrowings outstanding.

Should the Company elect to change to the springing lock-box arrangement, as allowed under the letter of understanding, availability under the facility may be reduced by the eligible inventory. Pursuant to the letter of understanding, the Company will be required to revert back to a required lock-box arrangement if (a) availability under the revolving credit facility is less than the greater of (i) $2.5 million or (ii) 25% of the outstanding borrowings under the credit facility or (b) the occurrence of an event of default.

In March 2005, the Company and Congress signed amendments to the Congress facilities (the “March 2005 Amendments”) which formalized the November 16, 2004 letter of understanding on the terms described above and reduced the EBITDA targets for the quarters ended December 31, 2004 through December 31, 2005.

In August 2005, the Company and Congress signed a further amendment to the Congress Facilities (the “August 2005 Amendments”) which removed the exclusion of inventory from the availability calculation should the Company elect to change to the springing lock-box arrangement.

Management believes that no conditions have occurred that would result in subjective acceleration by the lenders, nor do they believe that any such conditions will exist over the next 12 months. Furthermore, Congress has not informed the Company that any such condition or event has occurred. Because of the option to use a springing lock-box arrangement and based on management’s assessment of the subjective acceleration clauses, the debt has been classified as long-term as at July 3, 2005.

Management does not foresee being precluded from exercising the option of converting to a springing lock-box based on its expected financing needs over the next 12 months; however, due to the effective cash management aspect of the current lock-box arrangement, the Company has no plans to move to a springing lock-box arrangement at this time.

In March 2005, the Company executed an amendment to the subordinated debt agreement, which reduced the EBITDA targets for each of the four quarters in the year ending December 31, 2005.

Certain Effects of the Recapitalization Transaction

Upon the closing of the Recapitalization Transaction, SMTC’s overall indebtedness was decreased by approximately $37.5 million. As of July 4, 2004, SMTC’s aggregate indebtedness under the Credit Facilities was $43.7 million.

The following table sets forth the shares of SMTC’s common stock (including shares of common stock issuable upon exchange of outstanding exchangeable shares of our subsidiary SMTC Canada) outstanding immediately prior to the closing of the Recapitalization Transaction, after the closing of the Recapitalization Transaction and after the exercise of the warrants underlying the Special Warrants and the warrants that were issued to our Pre-existing Lenders, after giving effect to the one-for-five reverse stock split:

	Common Shares	Exchangeable Shares	Total
Existing stockholders as at May 28, 2004, after the effect of the reverse stock split	4,875,144	862,812	5,737,956

Shares issued in connection with the exercise of the Special Warrants, after the effect of the reverse stock split	—	6,670,000	6,670,000

Shares issued to Pre-existing Lenders in exchange for debt, after the effect of the reverse stock split	2,233,389	—	2,233,389

Total shares outstanding post closing of Recapitalization Transaction, after the effect of the reverse stock split	7,108,533	7,532,812	14,641,345

Exchangeable shares issuable upon exercise of the warrants, after the effect of the reverse stock split	—	3,335,000	3,335,000

Common stock issuable to Pre-existing Lenders upon exercise of warrants, after the effect of the reverse stock split	1,116,698	—	1,116,698

Total shares outstanding post closing at June 1, 2004, after the effect of the reverse stock split (a)	8,225,231	10,867,812	19,093,043

(a)	Assumes that all warrants are exercised and that no options are exercised.

Corporate History

SMTC Corporation is the result of the July 1999 combination of Surface Mount Technology Centre Inc. (“Surface Mount”) and HTM Holdings, Inc (“HTM”). Surface Mount was established in Toronto, Ontario in 1985. HTM was established in Denver, Colorado in 1990. SMTC was established in Delaware in 1998. After the combination, we purchased Zenith Electronics’ facility in Chihuahua, Mexico, which expanded our cost-effective manufacturing capabilities in an important geographic region. In September 1999, we established a manufacturing presence in the Northeastern United States and expanded our value-added services to include high precision enclosure capabilities by acquiring Boston, Massachusetts based W.F. Wood. In July 2000, we acquired Pensar Corporation, an EMS company specializing in design engineering and headquartered in Appleton, Wisconsin. On July 27, 2000, we consummated an initial public offering of 1,325,000 shares of our common stock and 875,000 exchangeable shares of our subsidiary SMTC Manufacturing Corporation of Canada, or SMTC Canada. Each exchangeable share of SMTC Canada is exchangeable at the option of the holder at any time into one share of our common stock, subject to compliance with applicable securities laws. On August 18, 2000, we sold an additional 330,000 shares of common stock upon exercise of the underwriters’ over-allotment option. In November 2000, we acquired Qualtron Teoranta, a provider of specialized cable and harness interconnect assemblies, based in Donegal, Ireland and with a subsidiary in Haverhill, Massachusetts. In fiscal 2001, we closed our facilities in Denver, Colorado and Haverhill, Massachusetts. In fiscal 2002, we closed our facility in Cork, Ireland. In fiscal 2003, we closed our facilities in Donegal, Ireland, Austin, Texas and Charlotte, North Carolina and sold the majority of our operations in Appleton, Wisconsin.

Results of Operations

Our contractual arrangements with our key customers generally provide a framework for our overall relationship with our customers. Revenue from the sale of products is recognized when goods are shipped to customers since title has passed to the customer, persuasive evidence of an arrangement exists, performance has occurred, all customer-specified test criteria have been met and the earnings process is complete. The Company also derives revenue from engineering and design services. Service revenue is recognized as services are performed. Actual production volumes are based on purchase orders for the delivery of products. Typically, these orders do not commit to firm production schedules for more than 30 to 90 days in advance. To minimize inventory risk, generally we order materials and components only to the extent necessary to satisfy existing customer forecasts or purchase orders. Fluctuations in material costs typically are passed through to customers. We may agree, upon request from our customers, to temporarily delay shipments, which causes a corresponding delay in our revenue recognition.

Our fiscal year end is December 31. The consolidated financial statements of SMTC, including the consolidated financial statements of HTM for periods prior to the combination, are prepared in accordance with United States GAAP, which conforms in all material respects to Canadian GAAP, except as disclosed in note 18 to the annual consolidated financial statements included in the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2004. In 2002, the transitional goodwill impairment charge of $55.6 million was recognized in opening retained earnings under Canadian GAAP. Under United States GAAP, the cumulative adjustment was recognized in earnings during 2002. There are no Canadian GAAP differences in 2003. In 2004, Canadian GAAP requires companies to expense the fair value of stock-based compensation awarded to employees over the vesting period of the stock options. Under US GAAP, companies are required to calculate and disclose pro forma information related to fair value of stock-based compensation but they are not required to record a related compensation expense. Under Canadian GAAP, a compensation expense of $0.3 million would have been be recorded as an expense in 2004.

The following table sets forth certain operating data as a percentage of revenue for the periods ended:

(Unaudited)

	Three months ended		Six months ended
	July 3, 2005	July 4, 2004	July 3, 2005	July 4, 2004
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	91.6	89.0	93.6	89.5

Gross profit	8.4	11.0	6.4	10.5
Selling, general and administrative expenses	5.6	6.3	6.2	6.3
Amortization	—	1.7	—	1.7
Restructuring charges	0.2	—	0.2	—

Operating earnings	2.6	3.0	—	2.5
Interest	1.9	1.8	2.1	1.9

Earnings (loss) before income taxes and discontinued operations	0.7	1.2	(2.1)	0.7
Income tax expense	0.2	0.9	0.1	0.6

Earnings (loss) from continuing operations	0.5	0.3	(2.2)	0.1
Earnings from discontinued operations	—	1.2	—	—

Earnings (loss)	0.5%	1.5%	(2.2)%	0.1%

Quarter ended July 3, 2005 compared to quarter ended July 4, 2004

Revenue

Revenue decreased $9.3 million, or 14.0%, from $66.3 million for the second quarter of 2004 to $57.0 million for the second quarter of 2005. The decline in revenue resulted from lower production volume from IBM as certain programs are nearing completion and the effect of the loss in fiscal year 2004 of Square D as a customer. This resulted in approximately $8.3 million and $7.5 million, respectively, in decreased revenue from these customers for the second quarter of 2005 compared to the second quarter of 2004. Growth in revenue from EMC² was offset by a reduction in revenue from certain other customers.

In the second quarter of 2005, revenue from the industrial sector represented 44.6% of revenue compared to 61.5% of revenue for the second quarter of 2004. The percentage of sales attributable to the enterprise computing and networking sector and the communications sector was 38.8% and 16.6%, respectively, for the second quarter of 2005 compared to 28.2% and 10.3%, respectively, for the second quarter of 2004. The reduction in the percentage of revenue generated from the industrial sector in the second quarter of 2005 compared to the second quarter of 2004 is largely due to the effect of the loss of Square D as a customer in fiscal year 2004. The increase in the percentage of revenue generated from the computing and networking sector in the second quarter of 2005 compared to the second quarter of 2004 is due to the growth in revenue earned from EMC² for the second quarter of 2005 compared to the same period last year, partially offset by the reduction in revenue earned from IBM for the second quarter of 2005 compared to the same period last year. The increase in the percentage of revenue earned from the communications sector in the second quarter of 2005 compared to the second quarter of 2004 is due to the increase in revenue earned from a number of our smaller customers in the second quarter of 2005 compared to the second quarter of 2004.

During the second quarter of 2005, we recorded approximately $0.5 million of sales of raw materials inventory to customers, which carried no margin, compared to $2.4 million in the second quarter of 2004. The Company purchases raw materials based on customer purchase orders. To the extent the customer requires these orders to be altered or changed, the customer is generally obligated to purchase the original on-order raw material.

Due to changes in market conditions, the life cycle of products, the nature of specific programs and other factors, customer volumes produced by the Company typically vary from year to year. For the second quarter of 2005, the Company’s ten largest customers represented approximately 84.8% of revenue compared to 85.7% for the same period last year. Revenue from our two largest customers during the second quarter of 2005 was $14.4 million from EMC² and $10.3 million from Ingenico, representing 25.2% and 18.1%, respectively, of total revenue for the period. This compares with revenue of $12.2 million from Ingenico, $11.2 million from IBM and $7.5 million from Square D representing 18.4%, 16.9% and 11.3%, respectively, of total revenue for same period last year. No other customers represented more than 10% of revenue in either period.

During the second quarter of 2005, 47.6% of our revenue was produced from operations in the United States, 41.1% from Mexico and 11.3% from Canada. During the second quarter of 2004, 48.2% of our revenue was produced from operations in Mexico, 30.7% from Canada and 21.1% from the United States. The increase in production in the United States is the result of the increase in revenue earned from EMC² compared to the prior year. The decrease in production in Canada is due to certain product lines being transferred to our lower cost Mexico facility.

The Company operates in a highly competitive and dynamic marketplace in which current and prospective customers from time to time seek to lower their costs through a competitive tendering process among EMS providers. This process creates an opportunity to increase revenue to the extent we are successful in the tender process, however there is also the potential for revenue decline to the extent we are unsuccessful in this process. Furthermore, even if we are successful, there is potential for our margins to decline. If we lose any of the larger product lines manufactured for any one of our customers, we could experience further declines in revenue.

Gross Profit

Gross profit decreased $2.5 million from $7.3 million, or 11.0% of revenue, for the second quarter of 2004 to $4.8 million, or 8.4% of revenue, for the second quarter of 2005. The decline in gross profit absolute dollars is due to the lower sales base coupled with a change in customer mix, partially offset by improved utilization of fixed costs. The decline in the gross margin percentage is largely due to a change in customer mix, partially offset by improved utilization of fixed costs.

The Company adjusts for estimated obsolete or excess inventory for the difference between the cost of inventory and estimated realizable value based upon customer forecasts, shrinkage, the aging and future demand of the inventory, past experience with specific customers and the ability to sell back inventory to customers or suppliers. If these estimates change, additional write-downs may be required.

Selling, General & Administrative Expenses

Selling, general and administrative expenses decreased $1.0 million from $4.2 million, or 6.3% of revenue, for the second quarter of 2004 to $3.2 million, or 5.6% of revenue, for the second quarter of 2005. The decrease in selling, general and administrative expenses in both absolute dollars and as a percentage of revenue is the result of corporate-wide cost containment measures, partially offset by an adjustment of $0.3 million recorded in the second quarter of 2004 related to proceeds received on the sale of an asset previously written off.

The Company determines the allowance for doubtful accounts for estimated credit losses based on the length of time the receivables have been outstanding, customer and industry concentrations, the current business environment and historical experience.

Amortization

Amortization of intangible assets of $1.1 million for the second quarter of 2004 is in connection with the amortization of deferred finance costs related to the establishment of our senior credit facility in July 2000 and subsequent amendments thereto.

The deferred finance costs related to the Recapitalization Transaction that closed on June 1, 2004 are recorded as interest expense commencing in the third quarter of 2004.

Restructuring Charges

During 2001 and 2002 the Company announced restructuring programs aimed at reducing its cost structure and plant capacity (the “2001 Plan” and the “2002 Plan”, respectively) and recorded restructuring and other charges consisting of a write-down of goodwill and other intangible assets, the costs of exiting equipment and facility leases, severance costs, asset impairment charges, inventory exposures and other facility exit costs. During the third quarter of 2004, the Company announced further changes to its manufacturing operations as it continues to execute its transformation plan (the “2004 Plan”). This plan seeks to provide greater focus on new customer and new product introduction and technical activities, to improve capacity utilization and to align its cost structure to expected revenue.

During the second quarter of 2005, the Company recorded severance charges of $0.2 million in connection with the 2004 Plan and $0.1 million in connection with the 2002 Plan, offset by a reversal of previously recorded severance charges of $0.3 million in connection with the 2002 Plan. Also, during the second quarter of 2005, the Company recorded other restructuring charges of $0.1 million in connection with the 2002 Plan. The severance charge of $0.2 million related to 27 employees at the Chihuahua, Mexico, Appleton, Wisconsin and Markham, Ontario locations. The reversal of previously recorded severance charges of $0.3 million related to a change in the estimate of amounts to be paid out.

There were no restructuring charges recorded during the second quarter of 2004.

The following table details the related amounts included in accrued liabilities as at July 3, 2005 relating to the 2002 Plan:

(in millions)	Accrual at April 3, 2005	2005 charges (reversals)	Cash payments	Accrual at July 3, 2005
Lease and other contract obligations	$2.2	$—	$—	$2.2
Severance	0.9	(0.2)	(0.6)	0.1
Other facility exit costs	—	0.1	—	0.1

	$3.1	$(0.1)	$(0.6)	$2.4

The following table discloses the restructing amounts included in accrued liabilities by segment relating to the 2002 Plan:

(in millions)	Accrual at April 3, 2005	2005 charges (reversals)	Cash payments	Accrual at July 3, 2005
US	$2.1	$0.2	$(0.3)	$2.0
Canada	0.8	(0.3)	(0.2)	0.3
Mexico	0.2	—	(0.1)	0.1

	$3.1	$(0.1)	$(0.6)	$2.4

We expect the outstanding severance and other facility exit costs will be paid out during 2005. We are in a legal dispute for the remaining lease and other contractual obligations outstanding.

The following table details the related amounts included in accrued liabilities as at July 3, 2005 relating to the 2004 Plan:

(in millions)	Accrual at April 3, 2005	2005 charges (reversals)	Cash payments	Accrual at July 3, 2005
Severance	$0.3	$0.2	$(0.3)	$0.2

The following table discloses the restructuring amounts included in accrued liabilities by segment relating to the 2004 Plan:

(in millions)	Accrual at April 3, 2005	2005 charges (reversals)	Cash payments	Accrual at July 3, 2005
Canada	$0.3	$0.1	$(0.2)	$0.2
Mexico	—	0.1	(0.1)	—

	$0.3	$0.2	$(0.3)	$0.2

We expect the majority of the remaining restructuring accrual related to the 2004 Plan to be paid by the end of fiscal year 2005.

Interest Expense

Interest expense decreased $0.1 million from $1.2 million for the second quarter of 2004 to $1.1 million for the second quarter of 2005. Interest expense for the second quarter of 2005 includes the amortization of deferred financing fees of $0.3 million offset by a reduction in interest expense of $0.1 million related to the amortization of the value of the cancelled warrants. Excluding the amortization of deferred financing fees and the reduction in interest expense related to the amortization of the value of the cancelled warrants, interest expense decreased $0.3 million from $1.2 million to $0.9 million due to lower average debt balances outstanding, partially offset by higher interest rates during the second quarter of 2005. The weighted average interest rates with respect to the debt for the second quarter of 2005 and 2004 were 9.5% and 7.2%, respectively.

Income Tax Expense

During the second quarter of 2005, an income tax expense of $0.1 million relates to minimum taxes in certain jurisdictions. For the second quarter of 2004, an income tax expense of $0.6 million includes $0.5 million related to an intercompany dividend and $0.1 million related to taxes in certain jurisdictions.

At December 31, 2004, the Company had total net operating loss (“NOL”) carryforwards of approximately $105.2 million, of which $2.4 million will expire in 2010, $6.7 million will expire in 2011, $1.3 million will expire in 2012, $1.1 million will expire in 2018, $0.1 million will expire in 2019 and 2020, $54.1 million will expire in 2021, $20.1 million will expire in 2022, and $19.4 million will expire in 2023.

Whether the recapitalization transactions described in note 6 result in an ownership change for purposes of Section 382 of the Internal Revenue Code (“Section 382”), which imposes a limitation on a corporation’s use of NOL carryforwards following an “ownership change,” depends upon whether the exchangeable shares of SMTC Canada are treated as shares of the Company under U.S. tax principles. The tax law governing the exchangeable shares is unclear and, accordingly, it is uncertain whether Section 382 will apply to the Recapitalization Transaction. If deemed applicable, Section 382 would limit the amount of NOLs available to offset taxable income in the post-ownership change period and would preclude the full utilization of the Company’s NOLs. However, the Company would file the appropriate tax election to ensure that the taxable intercompany dividend, paid in connection with the recapitalization transaction, would be allocated to the pre-ownership change period in the year ended December 31, 2004, and thus the utilization of NOLs against this income amount would not be limited.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management considers the scheduled reversal of deferred tax liabilities, change of control limitations, projected future taxable income and tax planning strategies in making this assessment. FASB Statement No. 109, Accounting for Income Taxes, states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence, such as cumulative losses in recent years in the jurisdictions to which the deferred tax assets relate. As a result of the quarterly review undertaken at the end of the second quarter of 2003, the Company concluded that given the weakness and uncertainty in the economic environment at that time, it was appropriate to establish a full valuation allowance for the deferred tax assets arising from its operations in the jurisdictions to which the deferred tax assets relate. The U.S. and Canadian jurisdictions continued to have a full valuation allowance established for the deferred tax asset. In addition, the Company expects to continue to provide a full valuation allowance for the assets relating to the U.S and Canadian jurisdictions until it can demonstrate a sustained level of profitability that establishes its ability to utilize the assets in the jurisdictions to which the assets relate.

Discontinued Operations

Earnings from discontinued operations for the second quarter of 2004 consists primarily of proceeds from the settlement of a lawsuit of $0.2 million and an adjustment to the remaining accrual for closing costs of $0.2 million, both relating to the closure of the Appleton manufacturing facility and proceeds from the liquidation of the Cork, Ireland facility of $0.4 million.

Six months ended July 3, 2005 compared to six months ended July 4, 2004

Revenue

Revenue decreased $29.6 million, or 21.8%, from $135.7 million for the first six months of 2004 to $106.1 million for the first six months of 2005. The decline in revenue resulted from lower production volume from IBM as certain programs are nearing completion and the effect of the loss in fiscal year 2004 of Square D as a customer. This resulted in approximately $19.0 million and $18.5 million, respectively, in lower revenue from these customers for the first six months of 2005 compared to the first six months of 2004. Growth in revenue from EMC² was offset by a reduction in revenue from certain other customers.

During the first six months of 2005, revenue from the industrial sector represented 42.4% of revenue compared to 59.9% of revenue for the first six months of 2004. The percentage of sales attributable to the enterprise computing and networking sector and the communications sector was 41.2% and 16.4%, respectively, for the first six months of 2005 compared to 28.5% and 11.6%, respectively, for the first six months of 2004. The reduction in the percentage of revenue generated from the industrial sector in the first six months of 2005 compared to the first six months of 2004 is largely due to the effect of the loss of Square D as a customer in fiscal year 2004. The increase in the percentage of revenue generated from the computing and networking sector in the first six months of 2005 compared to the first six months of 2004 is due to the growth in revenue earned from EMC² for the first six months of 2005 compared to the same period last year, partially offset by the reduction in revenue earned from IBM for the first six months of 2005 compared to the same period last year. The increase in the percentage of revenue earned from the communications sector in the first six months of 2005 compared to the first six months of 2004 is due to the increase in revenue earned from a number of our smaller customers in the first six months of 2005 compared to the first six months of 2004.

During the first six months of 2005, we recorded approximately $4.2 million of sales of raw materials inventory to customers, which carried no margin, compared to $4.5 million in the first six months of 2004. The Company purchases raw materials based on customer purchase orders. To the extent the customer requires these orders to be altered or changed, the customer is generally obligated to purchase the original on-order raw material.

Due to changes in market conditions, the life cycle of products, the nature of specific programs and other factors, customer volumes produced by the Company typically vary from year to year. For the first six months of 2005, the Company’s ten largest customers represented approximately 87.1% of revenue compared to 85.9% for the same period last year. Revenue from our three largest customers during the first six months of 2005 was $25.5 million from EMC², $15.3 million from Ingenico and $12.4 million from Mars Electronics, representing 24.0%, 14.4% and 11.7%, respectively, of total revenue for the period. This compares with revenue $25.0 million from IBM, $24.1 million from Ingenico and $18.5 million from Square D representing 18.4%, 17.7% and 13.7%, respectively, of total revenue for the same period last year. No other customers represented more than 10% of revenue in either period.

During the first six months of 2005, 46.1% of our revenue was produced from operations in the United States, 44.1% from Mexico and 9.8% from Canada. During the first six months of 2004, 54.1% of our revenue was produced from operations in Mexico, 27.0% from Canada and 18.9% from the United States. The increase in production in the United States is the result of the increase in revenue earned from EMC² compared to the prior year. The decrease in production in Canada is due to certain product lines being transferred to our lower cost Mexico facility.

The Company operates in a highly competitive and dynamic marketplace in which current and prospective customers from time to time seek to lower their costs through a competitive tendering process among EMS providers. This process creates an opportunity to increase revenue to the extent we are successful in the tender process, however there is also the potential for revenue decline to the extent we are unsuccessful in this process. Furthermore, even if we are successful, there is potential for our margins to decline. If we lose any of our larger product lines manufactured for one of our customers, we could experience further declines in revenue.

Gross Profit

Gross profit decreased $7.4 million from $14.2 million, or 10.5% of revenue, for the first six months of 2004 to $6.8 million, or 6.4% of revenue, for the first six months of 2005. The decline in gross margin absolute dollars is due to the lower sales base coupled with a change in customer mix, partially offset by improved utilization of fixed costs. The decline in the gross margin percentage is largely due to a change in customer mix and higher variable costs as a percentage of revenue, partially offset by improved utilization of fixed costs.

The Company adjusts for estimated obsolete or excess inventory for the difference between the cost of inventory and estimated realizable value based upon customer forecasts, shrinkage, the aging and future demand of the inventory, past experience with specific customers and the ability to sell back inventory to customers or suppliers. If these estimates change, additional write-downs may be required.

Selling, General & Administrative Expenses

Selling, general and administrative expenses decreased $1.9 million from $8.5 million, or 6.3% of revenue, for the first six months of 2004 to $6.6 million, or 6.2% of revenue, for the first six months of 2005. The decrease in selling, general and administrative expenses in both absolute dollars and as a percentage of revenue is the result of corporate-wide cost containment measures, partially offset by an adjustment of $0.3 million recorded in the first six months of 2004 related to proceeds received on the sale of an asset previously written off.

The Company determines the allowance for doubtful accounts for estimated credit losses based on the length of time the receivables have been outstanding, customer and industry concentrations, the current business environment and historical experience.

Amortization

Amortization of intangible assets of $2.3 million for the first six months of 2004 is in connection with the amortization of deferred finance costs related to the establishment of our senior credit facility in July 2000 and subsequent amendments thereto.

The deferred finance costs related to the Recapitalization Transaction that closed on June 1, 2004 are recorded as interest expense commencing the third quarter of 2004.

Restructuring and Other Charges

During 2001 and 2002 the Company announced restructuring programs aimed at reducing its cost structure and plant capacity (the “2001 Plan” and the “2002 Plan”, respectively) and recorded restructuring and other charges consisting of a write-down of goodwill and other intangible assets, the costs of exiting equipment and facility leases, severance costs, asset impairment charges, inventory exposures and other facility exit costs. During the third quarter of 2004, the Company announced further changes to its manufacturing operations as it continues to execute its transformation plan ( the “2004 Plan”). This plan seeks to provide greater focus on new customer and new product introduction and technical activities, to improve capacity utilization and to align its cost structure to expected revenue.

(a)	Restructuring charges:

During the first six months of 2005, the Company recorded severance charges of $0.3 million in connection with the 2004 Plan and $0.1 million in connection with the 2002 Plan, offset by a reversal of previously recorded severance charges of $0.3 million in connection with the 2002 Plan. Also, during the first six months of 2005, the Company recorded other restructuring charges of $0.1 million in connection with the 2002 Plan. The severance charge of $0.3 million related to 44 employees at the Chihuahua, Mexico and Markham, Ontario locations. The adjustment to previously recorded severance charges of $0.3 million related to a change in the estimate of amounts to be paid out.

There were no restructuring charges recorded during the first six months of 2004.

The following table details the related amounts included in accrued liabilities as at July 3, 2005 relating to the 2002 Plan:

(in millions)	Accrual at December 31, 2004	2005 charges (reversals)	Cash payments	Accrual at July 3, 2005
Lease and other contract obligations	$2.4	$—	$(0.2)	$2.2
Severance	0.9	(0.2)	(0.6)	0.1
Other facility exit costs	—	0.1	—	0.1

	$3.3	$(0.1)	$(0.8)	$2.4

The following table discloses the restructing amounts included in accrued liabilities by segment relating to the 2002 Plan:

(in millions)	Accrual at December 31, 2004	2005 charges (reversals)	Cash payments	Accrual at July 3, 2005
US	$2.3	$0.2	$(0.5)	$2.0
Canada	0.8	(0.3)	(0.2)	0.3
Mexico	0.2	—	(0.1)	0.1

	$3.3	$(0.1)	$(0.8)	$2.4

We expect the outstanding severance and other facility exit costs will be paid out during 2005. We are in a legal dispute for the remaining lease and other contractual obligations outstanding.

The following table details the related amounts included in accrued liabilities as at July 3, 2005 relating to the 2004 Plan:

(in millions)	Accrual at December 31, 2004	2005 charges (reversals)	Cash payments	Accrual at July 3, 2005
Severance	$0.8	$0.3	$(0.9)	$0.2

The following table discloses the restructuring amounts included in accrued liabilities by segment relating to the 2004 Plan:

(in millions)	Accrual at December 31, 2004	2005 charges (reversals)	Cash payments	Accrual at July 3, 2005
Canada	$0.8	$0.1	$(0.7)	$0.2
Mexico	—	0.2	(0.2)	—

	$0.8	$0.3	$(0.9)	$0.2

We expect the majority of the remaining restructuring accrual related to the 2004 Plan to be paid by the end of fiscal year 2005.

(b)	Other charges (recoveries):

The Company recorded an adjustment to other charges of $0.3 million during the first six months of 2004 relating to proceeds from the sale of an asset previously written off. This amount has been recorded in selling, general and administrative expenses.

Interest Expense

Interest expense decreased $0.3 million from $2.5 million for the first six months of 2004 to $2.2 million for the first six months of 2005. Interest expense for the first six months of 2005 includes the amortization of deferred financing fees of $0.5 million offset by a reduction in interest expense of $0.2 million related to the amortization of the value of the cancelled warrants. Excluding the amortization of deferred financing fees and the reduction in interest expense related to the amortization of the value of the cancelled warrants, interest expense decreased $0.6 million from $2.5 million to $1.9 million due to lower average debt balances outstanding, partially offset by higher interest rates during the first six months of 2005. The weighted average interest rates with respect to the debt for the first six months of 2005 and 2004 were 9.3% and 7.3%, respectively.

Income Tax Expense

During the first six months of 2005, an income tax expense of $0.1 million relates to minimum taxes in certain jurisdictions. For the first six months of 2004, an income tax expense of $0.8 million includes $0.5 million related to an intercompany dividend and $0.3 million related to taxes in certain jurisdictions.

At December 31, 2004, the Company had total net operating loss (“NOL”) carryforwards of approximately $105.2 million, of which $2.4 million will expire in 2010, $6.7 million will expire in 2011, $1.3 million will expire in 2012, $1.1 million will expire in 2018, $0.1 million will expire in 2019 and 2020, $54.1 million will expire in 2021, $20.1 million will expire in 2022, and $19.4 million will expire in 2023.

Whether the recapitalization transactions described in note 6 result in an ownership change for purposes of Section 382 of the Internal Revenue Code (“Section 382”), which imposes a limitation on a corporation’s use of NOL carryforwards following an “ownership change,” depends upon whether the exchangeable shares of SMTC Canada are treated as shares of the Company under U.S. tax principles. The tax law governing the exchangeable shares is unclear and, accordingly, it is uncertain whether Section 382 will apply to the Recapitalization

Transaction. If deemed applicable, Section 382 would limit the amount of NOLs available to offset taxable income in the post-ownership change period and would preclude the full utilization of the Company’s NOLs. However, the Company would file the appropriate tax election to ensure that the taxable intercompany dividend, paid in connection with the recapitalization transaction, would be allocated to the pre-ownership change period in the year ended December 31, 2004, and thus the utilization of NOLs against this income amount would not be limited.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management considers the scheduled reversal of deferred tax liabilities, change of control limitations, projected future taxable income and tax planning strategies in making this assessment. FASB Statement No. 109, Accounting for Income Taxes, states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence, such as cumulative losses in recent years in the jurisdictions to which the deferred tax assets relate. As a result of the quarterly review undertaken at the end of the second quarter of 2003, the Company concluded that given the weakness and uncertainty in the economic environment at that time, it was appropriate to establish a full valuation allowance for the deferred tax assets arising from its operations in the jurisdictions to which the deferred tax assets relate. The U.S. and Canadian jurisdictions continued to have a full valuation allowance established for the deferred tax asset. In addition, the Company expects to continue to provide a full valuation allowance for the assets relating to the U.S and Canadian jurisdictions until it can demonstrate a sustained level of profitability that establishes its ability to utilize the assets in the jurisdictions to which the assets relate.

Discontinued Operations

Earnings from discontinued operations for the first six months of 2004 consists primarily of proceeds from the settlement of a lawsuit of $0.2 million and an adjustment to the remaining accrual for closing costs of $0.2 million, both relating to the closure of the Appleton manufacturing facility and proceeds from the liquidation of the Cork, Ireland facility of $0.4 million.

Liquidity and Capital Resources

Our principal sources of liquidity are cash provided from operations and borrowings under our existing credit facilities. We have also previously relied on our access to the capital markets. Our principal uses of cash have been to meet debt service requirements and to finance working capital requirements. We anticipate our principal uses of cash in the future will continue to be to meet debt service requirements and to finance working capital requirements.

Six months ended July 3, 2005 Liquidity:

Net cash used in operating activities for the first six months of 2005 was $0.6 million. The use of cash was the result of a net loss of $2.3 million and a net use of working capital of $1.7 million, offset by non-cash depreciation and other charges of $3.4 million. The net use of working capital of $1.7 million consists of an increase in accounts receivable and prepaid expenses and a decrease in income tax payable of $2.8 million, $0.1 million and $0.5 million, respectively, all of which generated working capital. This was offset by a decrease in inventory of $0.8 million and a net increase in accounts payable and accrued liabilities of $0.9 million, both of which used working capital. Accounts receivable days sales outstanding was 42 days for the second quarter ended July 3, 2005, an improvement from 44 days for the same period last year as the Company has negotiated improved terms with a certain customer. Inventory turned, on an annualized basis, 7 times for the first six months of 2005 and 2004. Accounts payable days outstanding was 52 days for the second quarter ended July 3, 2005, compared to 44 days for the same period last year. The accounts payable days outstanding has increased from the prior year as the Company has successfully negotiated improved terms with certain of its suppliers since closing the recapitalization transaction in June, 2004. During the first six months of 2005, the Company paid $1.7 million in connection with restructuring charges.

Net cash provided by financing activities during the first six months of 2005 of $1.7 million consists of the net increase in long-term debt of $2.7 million offset by the repayment of capital leases of $1.1 million. Under the Congress Credit Facility, we have a secured revolving credit facility of up to $40 million. At July 3, 2005, we had $9.3 million of indebtedness outstanding under our credit facilities. The Congress Credit Facility has a borrowing base formula that limits our ability to borrow based on the characteristics of our accounts receivable and inventory.

Net cash used in investing activities for the first six months of 2005 of $1.2 million consists of the purchase of capital assets of $2.2 million, offset by proceeds from the disposal of a vacant building in Mexico of $1.0 million.

Six months ended July 4, 2004 Liquidity:

Net cash used in operating activities for the first six months of 2004 was $5.0 million consisting of net earnings of $0.9 million and non-cash depreciation and amortization of $2.3 million and $2.9 million, respectively, offset by a reduction of working capital of $11.1 million. The net use of working capital of $11.1 million consists of a decrease in accounts receivable and an increase in income tax payable of $9.2 million and $0.7 million, respectively, both of which generated working capital. This was offset by an increase in inventory and prepaid expenses of $3.1 million and $0.8 million, respectively, and a net decrease in accounts payable and accrued liabilities of $17.1 million, all of which used working capital. Accounts receivable days sales outstanding improved to 44 days for the second quarter of 2004 from 57 days for the same period in 2003. Inventory turns, on an annualized basis, declined to 7 times for the second quarter of 2004 from 9 times for the same period in 2003. Accounts payable days outstanding improved to 44 days for the second quarter of 2004 compared to 67 days for the same period last year. The change in accounts payable days is a result of additional liquidity provided by the recapitalization transactions. During the second quarter of 2004, the Company made $1.7 million of restructuring payments.

Net cash generated from financing activities for the first six months of 2004 of $5.0 million consists of the repayment of long-term debt of $26.4 million, the payment of deferred financing fees of $3.3 million and the repayment of capital leases of 0.1 million, offset by the proceeds from the issuance of capital stock and warrants, net of fess, of $25.8 million and 9.0 million, respectively.

Net cash used in investing activities for the first six months of 2004 was negligible.

Capital Resources

As described in greater detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview,” in 2004, the Company effected a Recapitalization Transaction through three main components: a private placement of equity securities, a transaction with our Pre-existing Lenders to repay a portion of and restructure a portion of the Company’s existing debt and a new secured credit facility:

•	On March 3, 2004, we closed in escrow a fully underwritten, committed private placement of 33,350,000 Special Warrants of SMTC Canada to qualified investors at a price of C$1.20 (approximately US$0.90) per Special Warrant, representing an aggregate amount of issue of C$40.02 million, C$37.3 million net of underwriting expenses, or approximately US $29.9 million, US $27.6 million net of underwriting expenses, based on the exchange rate on March 3, 2004. The net proceeds were released from escrow on June 1, 2004 and were used for debt reduction and working capital.

•	We satisfied debt that was owed to the Pre-existing Lenders by repaying $40 million of debt at par, exchanging $10 million of debt for $10 million of the Company’s common stock and warrants valued on the same terms as the private placement, and converting $27.5 million of debt into second lien subordinated debt with maturity ranging from four to five years.

•	We obtained a new, 3-year $40 million credit facility, subject to certain borrowing base conditions, from Congress.

The Recapitalization Transaction lowered our overall indebtedness by approximately $37.5 million, extended the term of the majority of the remaining indebtedness and provided additional liquidity. The level of indebtedness under our credit facility at December 31, 2003 was $70.1 million and at May 31, 2004 was $77.5 million. Immediately following the closing of the Recapitalization Transaction on June 1, 2004, we had approximately $40.0 million of indebtedness outstanding under the Credit Facilities. At July 3, 2005, we had $9.3 million of indebtedness outstanding under the Congress Credit Facility and term debt, $26.0 million of subordinated debt and $1.0 million related to the unamortized value of the cancelled warrants related to the Pre-existing Facility.

Having successfully completed the Recapitalization Transaction on June 1, 2004, we believe that cash generated from operations, available cash and amounts available under our Credit Facilities will be adequate to meet our debt service requirements, capital expenditures and working capital needs at our current level of operations and organic growth through the next twelve months, although no assurance can be given in this regard, particularly with respect to amounts available under our Credit Facilities. We have agreed to a borrowing base formula under which the amount we are permitted to borrow under the Congress Credit Facility is based on our accounts receivable and inventory. Further, there can be no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available to enable us to service our indebtedness. Our future operating performance and ability to service or refinance indebtedness will be subject to future economic conditions and to financial, business and other factors, certain of which are beyond our control.

On November 16, 2004, we executed a letter of understanding with Congress amending the terms of the revolving credit facility. The letter of understanding provides that, at our option, we may elect to use a “springing lock-box” arrangement whereby remittances from customers are forwarded to our general bank account and we are not required to reduce the borrowings under the facility unless certain conditions exist. Previous to the letter of understanding, the revolving credit facility required a lock-box arrangement, where all customer remittances were swept daily to reduce the borrowings outstanding. The original lock-box arrangement, combined with the existence of subjective acceleration clauses, required us to classify the borrowings under the revolving credit facility as a current liability on the balance sheet, pursuant to the guidance in the Financial Accounting Standards Board’s Emerging Issues Task Force Issue No. 95-22, “Balance Sheet Classifications of Borrowings Outstanding under Revolving Credit Agreements That Include both a Subjective Acceleration Clause and a Lock-Box Arrangement.” Accordingly, we were required to restate our balance sheet as at July 4, 2004 to reclassify the borrowings outstanding under the revolving credit facility as a current liability rather than a long-term liability as originally recorded. The subjective acceleration clauses allow the lenders to forego additional advances should they determine certain conditions exist, including a material adverse effect on the Company’s business, assets, operations, prospects or financial condition.

Should we elect to change to the springing lock-box arrangement, as allowed under the letter of understanding, availability under the facility may be reduced by the eligible inventory. Pursuant to the letter of understanding, we will be required to revert back to a required lock-box arrangement if (a) availability under the revolving credit facility is less than the greater of (i) $2.5 million or (ii) 25% of the outstanding borrowings under the credit facility or (b) the occurrence of an event of default.

In March 2005, the Company and Congress signed amendments to the Congress facilities (the “March 2005 Amendments”) which formalized the November 16, 2004 letter of understanding on the terms described above and reduced the EBITDA targets for the quarters ended December 31, 2004 through December 31, 2005.

In August 2005, the Company and Congress signed a further amendment to the Congress Facilities (the “August 2005 Amendments”) which removed the exclusion of inventory from the availability calculation should the Company elect to change to the springing lock-box arrangement.

We believe that no conditions have occurred that would result in subjective acceleration by the lenders, nor do we believe that any such conditions will exist over the next 12 months. Furthermore, Congress has not informed us that any such condition or event has occurred. Because of the option to use a springing lock-box arrangement and based on our assessment of the subjective acceleration clauses, the debt has been classified as long-term as at July 3, 2005.

We do not foresee being precluded from exercising the option of converting to a springing lock-box based on our expected financing needs over the next 12 months; however, due to the effective cash management aspect of the current lock-box arrangement, we have no plans to move to a springing lock-box arrangement at this time.

In the normal course of business, we may be subject to litigation and claims from customers, suppliers and former employees. We believe that adequate provisions have been recorded in the accounts, where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that ultimate resolution of such contingencies would not have a material adverse effect on our financial position, results of operations and cash flows.

The Company is in compliance with the financial covenants included in its lending agreements at July 3, 2005. Continued compliance with the financial covenants through the next twelve months is dependent on the Company achieving its forecasts. The Company believes the forecasts are based on reasonable assumptions and are achievable; however, the forecasts are dependent on a number of factors, some of which are outside the control of the Company. These include but are not limited to, general economic conditions and specifically the strength of the electronics industry and the related demand for products and services by the Company’s customers. In the event of non-compliance, the Company’s lenders have the ability to amend the financial covenants, demand repayment of the amounts outstanding under the lending agreements or pursue other remedies.

In March 2005, the Company executed an amendment to the subordinated debt agreement, which reduced the EBITDA targets for each of the four quarters in the year ending December 31, 2005.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 to our December 31, 2004 Consolidated Financial Statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. The following critical accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of financial statements. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for Doubtful Accounts

We evaluate the collectibility of accounts receivable and record an allowance for doubtful accounts, which reduces the accounts receivable to the amount we reasonably believe will be collected. A specific allowance is recorded against customer accounts receivable that are considered to be impaired based on our knowledge of the financial condition of our customers. In determining the amount of the allowance, we consider factors, including the length of time the accounts receivable have been outstanding, customer and industry concentrations, the current business environment and historical experience.

Inventory Valuation

Inventories are valued, on a first-in, first-out basis, at the lower of cost and replacement cost for raw materials and at the lower of cost and net realizable value for work in progress and finished goods. Inventories include an application of relevant overhead. We write down estimated obsolete or excess inventory for the difference between the cost of inventory and estimated net realizable value based upon customer forecasts, shrinkage, the aging and future demand of the inventory, past experience with specific customers, and the ability to sell inventory to customers or on return to suppliers. If these assumptions change, additional write-downs may be required.

Restructuring and Other Charges

In response to excess capacity, we have recorded restructuring and other charges aimed at reducing our cost structure. In connection with exit activities, we have recorded charges for inventory write-downs, employee termination costs, lease and other contractual obligations, long-lived asset impairment and other exit-related costs. These charges were incurred pursuant to formal plans developed by management. The recognition of restructuring and other charges required us to make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activities. The estimates of future liabilities may change, requiring the recording of additional charges or the reduction of liabilities already recorded. At the end of each reporting period, we evaluate the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provision are for their intended purposed in accordance with the developed exit plans.

Long-lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (“Statement 144”). Under Statement 144 assets must be classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured by discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell. In accordance with the provisions of Statement 144, we have presented the closure of our Cork facility in 2002 and sale of our Appleton facility in 2003 as discontinued operations.

Income Tax Valuation Allowance

In assessing the realization of deferred tax assets, we consider whether it is more likely than not that some portion or all of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. We consider the scheduled reversal of deferred tax liabilities, change of control limitations, projected future taxable income and tax planning strategies in making this assessment. FASB Statement No. 109, Accounting for Income Taxes, states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence, such as cumulative losses in recent years in the jurisdictions to which the deferred tax assets relate. Based upon consideration of these factors, management believes the recorded valuation allowance related to all of its loss carryforwards is appropriate.

Recent accounting pronouncement

In May, 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections: a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). SFAS 154 requires retrospective application for voluntary changes in accounting principles unless it is impracticable to do so. In addition, SFAS 154 requires that a change in depreciation method be accounted for as a change in estimate, not as a change in accounting principle as previously required by APB 20. However, a change in depreciation methods must continue to be justified by its preferability and related disclosures must be provided. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005.

FORWARD-LOOKING STATEMENTS

A number of the matters and subject areas discussed in this Form 10-Q are forward-looking in nature. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally; these expectations may differ materially from SMTC’s actual future experience involving any one or more of such matters and subject areas. SMTC cautions readers that all statements other than statements of historical facts included in this quarterly Form 10-Q regarding SMTC’s financial position and business strategy may constitute forward-looking statements. All of these forward-looking statements are based upon estimates and assumptions made by SMTC’s management, which although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed on such estimates and statements. No assurance can be given that any of such estimates or statements will be realized, and it is likely that actual results will differ materially from those contemplated by such forward-looking statements. Factors that may cause such differences include: (1) increased competition; (2) increased costs; (3) the inability to implement our business plan and maintain covenant compliance under our credit agreements; (4) the loss or retirement of key members of management; (5) increases in SMTC’s cost of borrowings or lack of availability of additional debt or equity capital on terms considered reasonable by management; (6) adverse provincial, state, federal or foreign legislation or regulation or adverse determinations by regulators; (7) changes in general economic conditions in the markets in which SMTC may compete and fluctuations in demand in the electronics industry; (8) the inability to manage inventory levels efficiently in light of changes in market conditions; (9) our ability to maintain compliance with requirements for continued listing on the Nasdaq National Market; and (10) the inability to sustain historical margins as the industry develops. SMTC has attempted to identify certain of the factors that it currently believes may cause actual future experiences to differ from SMTC’s current expectations regarding the relevant matter or subject area. In addition to the items specifically discussed in the foregoing, SMTC’s business and results of operations are subject to the risks and uncertainties described under the heading “Factors That May Affect Future Results” below. The operations and results of SMTC’s business may also be subject to the effect of other risks and uncertainties. Such risks and uncertainties include, but are not limited to, items described from time to time in SMTC’s reports filed with the Securities and Exchange Commission.

FACTORS THAT MAY AFFECT FUTURE RESULTS

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We are exposed to general economic conditions, which could have a material adverse impact on our business, operating results and financial condition.

As a result of recent unfavorable economic conditions, reduced capital spending and changes in our customers’ manufacturing requirements, our sales declined during fiscal years 2002 to 2004. In particular, sales to OEMs in the telecommunications and enterprise computing and networking industries worldwide were impacted during 2003. If general economic conditions worsen or fail to improve, we may experience a material adverse impact on our business, operating results and financial condition.

A majority of our revenue comes from a small number of customers; if we lose any of our larger customers, our revenue could decline significantly.

We operate in a highly competitive and dynamic marketplace in which current and prospective customers often seek to lower their costs through a competitive bidding process among EMS providers. This process creates an opportunity to increase revenue to the extent we are successful in the bidding process, however, there is also the potential for revenue decline to the extent we are unsuccessful in the process. Furthermore, even if we are successful, there is the potential for our margins to decrease.

Our largest two customers were EMC² and Ingenico, which represented approximately 25.2% and 18.1%, respectively, of our total revenue for the second quarter of 2005. Our top ten largest customers (including EMC², Mars Electronics and Ingenico) collectively represented approximately 84.8% of our total revenue the second quarter of 2005. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenue. In addition to having a limited number of customers, we manufacture a limited number of products for each of our customers. If we lose any of our largest customers or any product line manufactured for one of our largest customers, we could experience a significant reduction in our revenue. Also, the insolvency of one or more of our largest customers or the inability of one or more of our largest customers to pay for its orders could decrease revenue. As many of our costs and operating expenses are relatively fixed, a reduction in net revenue can decrease our profit margins and adversely affect our business, financial condition and results of operations.

Our industry is very competitive and we may not be successful if we fail to compete effectively.

The electronics manufacturing services (EMS) industry is highly competitive. We compete against numerous domestic and foreign EMS providers including Celestica Inc., Flextronics International Ltd., Jabil Circuit, Inc., Sanmina-SCI, Inc., Solectron Corporation, Benchmark Electronics Inc., Pemstar Inc. and Plexus Corp. In addition, we may in the future encounter competition from other large electronics manufacturers that are selling, or may begin to sell, electronics manufacturing services. Many of our competitors have international operations, and some have substantially greater manufacturing, financial, research and development and marketing resources and lower cost structures than us. We also face competition from the manufacturing operations of current and potential customers, which are continually evaluating the merits of manufacturing products internally versus the advantages of using external manufacturers.

We may experience variability in our operating results, which could negatively impact the price of our shares.

Our annual and quarterly results have fluctuated in the past. The reasons for these fluctuations may similarly affect us in the future. Prospective investors should not rely on results of operations in any past period to indicate what our results will be for any future period. Our operating results may fluctuate in the future as a result of many factors, including:

•	variations in the timing and volume of customer orders relative to our manufacturing capacity;

•	variations in the timing of shipments of products to customers;

•	introduction and market acceptance of our customers’ new products;

•	changes in demand for our customers’ existing products;

•	the accuracy of our customers’ forecasts of future production requirements;

•	effectiveness in managing our manufacturing processes and inventory levels;

•	changes in competitive and economic conditions generally or in our customers’ markets;

•	willingness of suppliers to supply the Company on normal credit terms; and

•	changes in the cost or availability of components or skilled labor.

In addition, most of our customers typically do not commit to firm production schedules more than 30 to 90 days in advance. Accordingly, we cannot forecast the level of customer orders with certainty. This makes it difficult to schedule production to maximize utilization of our manufacturing capacity. In the past, we have been required to increase staffing, purchase materials and incur other expenses to meet the anticipated demand of our customers. Sometimes anticipated orders from certain customers have failed to materialize, and at times delivery schedules have been deferred as a result of changes in a customer’s business needs. Any material delay, cancellation or reduction of orders from our larger customers could cause our revenue to decline significantly. In addition, as many of our costs and operating expenses are relatively fixed, a reduction in customer demand can decrease our gross margins and adversely affect our business, financial condition and results of operations. On other occasions, customers have required rapid and unexpected increases in production, which have placed burdens on our manufacturing capacity and adversely affected costs.

Any of these factors or a combination of these factors could have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon the electronics industry, which produces technologically advanced products with short life cycles.

Many of our customers are in the electronics industry, which is characterized by intense competition, short product life-cycles and significant fluctuations in product demand. In addition, the electronics industry is generally subject to rapid technological change and product obsolescence. If our customers are unable to create products that keep pace with the changing technological environment, their products could become obsolete and the demand for our services could significantly decline. Our success is largely dependent on the success achieved by our customers in developing and marketing their products. Furthermore, this industry is subject to economic cycles and has in the past experienced downturns. A continued recession or a downturn in the electronics industry would likely have a material adverse effect on our business, financial condition and results of operations.

Shortage or price fluctuation in component parts specified by our customers could delay product shipment and affect our profitability.

A substantial portion of our revenue is derived from “turnkey” manufacturing. In turnkey manufacturing, we provide both the materials and the manufacturing services. If we fail to manage our inventory effectively, we may bear the risk of fluctuations in materials costs, scrap and excess inventory, all of which can have a material adverse effect on our business, financial condition and results of operations. We are required to forecast our future inventory requirements based upon the anticipated demands of our customers. Inaccuracies in making these forecasts or estimates could result in a shortage or an excess of materials. In addition, delays, cancellations or reductions of orders by our customers could result in an excess of materials. A shortage of materials could lengthen production schedules and increase costs. An excess of materials may increase the costs of maintaining inventory and may increase the risk of inventory obsolescence, both of which may increase expenses and decrease profit margins and operating income.

Many of the products we manufacture require one or more components that we order from sole-source suppliers. Supply shortages for a particular component can delay productions of all products using that component or cause cost increases in the services we provide. In addition, in the past, some of the materials we use, such as memory and logic devices, have been subject to industry-wide shortages. As a result, suppliers allocate available quantities among their customers, and we have not been able to obtain all of the materials required. Our inability to obtain these materials could slow production or assembly, delay shipments to our customers, increase costs and reduce operating income. Also, we may bear the risk of periodic component price increases. Accordingly, some component price increases could increase costs and reduce operating income. Also we rely on a variety of common carriers for materials transportation, and we route materials through various world ports. A work stoppage, strike or shutdown of a major port or airport could result in manufacturing and shipping delays or expediting charges, which could have a material adverse effect on our business, financial condition and results of operations.

We have experienced significant growth and significant retrenchment in a short period of time.

Since 1995, we have completed seven acquisitions. Acquisitions may involve numerous risks, including difficulty in integrating operations, technologies, systems, and products and services of acquired companies; diversion of management’s attention and disruption of operations; increased expenses and working capital requirements; entering markets in which we have limited or no prior experience and where competitors in such markets have stronger market positions; and the potential loss of key employees and customers of acquired companies. In addition, acquisitions may involve financial risks, such as the potential liabilities of the acquired businesses, the dilutive effect of the issuance of additional equity securities, the incurrence of additional debt, the financial impact of transaction expenses and the amortization of goodwill and other intangible assets involved in any transactions that are accounted for using the purchase method of accounting, and possible adverse tax and accounting effects.

In 2001 we implemented an operational restructuring plan that called for significant retrenchment. We closed our Denver and Haverhill facilities and resized operations in Mexico and Ireland in an effort to reduce our cost structure. In February, 2002 the main customer of our Cork, Ireland facility was placed into administration as part of a financial restructuring. As a result, on March 19, 2002, we announced that we were closing our Cork, Ireland facility and that we were taking steps to place the subsidiary that operates that facility in voluntary administration and in 2003, we closed our sites in Austin, Texas, Donegal, Ireland and Charlotte, North Carolina and sold our manufacturing operations in Appleton, Wisconsin. In late 2003, we developed a broad-based transformation plan designed to restructure, refinance and restore profitability and growth. This plan involved operational optimization programs, refinancing, stockholder stabilization initiatives, strategy development and organizational renewal. Through 2004 we initiated and executed on the components of the plan. Retrenchment has caused strain on our infrastructure, including our managerial, technical and other resources. In addition, we have reduced the geographic dispersion of our operations, which may make it harder for us to compete and could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to respond to rapidly changing technology and process development, we may not be able to compete effectively.

The market for our products and services is characterized by rapidly changing technology and continuing process development. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, to develop and market services that meet changing customer needs, and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. In addition, the EMS industry could in the future encounter competition from new or revised technologies that render existing technology less competitive or obsolete or that reduce the demand for our services. There can be no assurance that we will effectively respond to the technological requirements of the changing market. To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of such technologies and equipment may require us to make significant capital investments. There can be no assurance that capital will be available for these purposes in the future or that investments in new technologies will result in commercially viable technological processes.

Our business will suffer if we are unable to attract and retain key personnel and skilled employees.

Our business depends on our ability to continue to recruit, train and retain skilled employees, particularly executive management, engineering and sales personnel. Recruiting personnel in our industry is highly competitive. Our ability to successfully implement our business plan depends in part on our ability to attract and retain management and existing employees. There can be no assurance that we will be able to attract and retain executive officers and key personnel or attract qualified management in the future. In connection with our restructuring, we significantly reduced our workforce. If we receive a significant volume of new orders, we may have difficulty recruiting skilled workers back into our workforce to respond to such orders and accordingly may experience delays that could adversely effect our ability to meet customers’ delivery schedules.

Risks particular to our international manufacturing operations could adversely affect our overall results.

Our international manufacturing operations are subject to inherent risks, including:

•	fluctuations in the value of currencies and high levels of inflation;

•	longer payment cycles and greater difficulty in collecting amounts receivable;

•	unexpected changes in and the burdens and costs of compliance with a variety of foreign laws;

•	political and economic instability;

•	increases in duties and taxation;

•	imposition of restrictions on currency conversion or the transfer of funds;

•	trade restrictions; and

•	dependence on key customers.

We are subject to a variety of environmental laws, which expose us to potential financial liability.

Our operations are regulated under a number of federal, state, provincial, local and foreign environmental and safety laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of such materials. Compliance with these environmental laws is a major consideration for us because we use metals and other hazardous materials in our manufacturing processes. We may be liable under environmental laws for the cost of cleaning up properties we own or operate if they are or become contaminated by the release of hazardous materials, regardless of whether we caused such release. In addition we, along with any other person who arranges for the disposal of our wastes, may be liable for costs associated with an investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes, if such sites become contaminated, even if we fully comply with applicable environmental laws. In the event of a contamination or violation of environmental laws, we could be held liable for damages including fines, penalties and the costs of remedial actions and could also be subject to revocation of our discharge permits. Any such revocations could require us to cease or limit production at one or more of our facilities, thereby having a material adverse effect on our operations. Environmental laws could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violation, which could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR CAPITAL STRUCTURE

Our indebtedness could adversely affect our financial health and severely limit our ability to plan for or respond to changes in our business.

At July 3, 2005, we had $9.3 million of indebtedness outstanding under our credit facilities with Congress Financial Corporation and its affiliates, which we refer to in this report as the “Congress Credit Facility.” The amount of indebtedness outstanding under the Congress Credit Facility fluctuates based on our operations. Under the Congress Credit Facility, we have a secured revolving credit and term loan facility of up to $40 million. At July 3, 2005, we also had $26.03 million of second lien, subordinated term indebtedness outstanding under our restructured, pre-existing credit facility, which we refer to in this report as the “Pre-existing Facility” (and together with the Congress Credit Facility, the “Credit Facilities”), with our pre-existing lenders, Lehman Commercial Paper Inc., The Bank of Nova Scotia, General Electric Capital Corporation, IBM Credit Corporation, Silver Point Capital L.P., Royal Bank of Canada, Comerica Bank, AMMC CDO I Limited and AMMC CDO II Limited, which we refer to in this report as the “Pre-existing Lenders.” Our debt, whether under our Congress Credit Facility or Pre-existing Facility, could have adverse consequences for our business, including:

•	We will be more vulnerable to adverse general economic conditions.

•	We will be required to dedicate a substantial portion of our cash flow from operations to repayment of debt, limiting the availability of cash for other purposes.

•	We may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes.

•	We may have limited flexibility in planning for, or reacting to, changes in our business and industry.

•	We could be limited by restrictive covenants and the borrowing base formula in our credit arrangements in our borrowing of additional funds.

•	We may fail to comply with covenants under which we borrowed our indebtedness which could result in an event of default. If an event of default occurs and is not cured or waived, it could result in all amounts outstanding, together with accrued interest, becoming immediately due and payable. If we were unable to repay such amounts, our lenders could proceed against any collateral granted to them to secure that indebtedness. There can be no assurance that we will maintain compliance with the covenants under our Credit Facilities.

•	Our Congress Credit Facility contains subjective acceleration clauses. There can be no assurance that the lender will not exercise their rights to accelerate repayment under the terms of the agreement.

There can be no assurance that our leverage and such restrictions will not materially adversely affect our ability to finance our future operations or capital needs or to engage in other business activities. In addition, our ability to pay principal and interest on our indebtedness to meet our financial and restrictive covenants and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond our control, as well as the availability of revolving credit borrowings under the Congress Credit Facility or successor facilities.

We face significant restrictions on our ability to operate under the terms of our Credit Facilities.

The terms of our Credit Facilities generally restrict, among other things, our ability to incur additional indebtedness, complete acquisitions, pay dividends or make certain other restricted payments, consummate certain asset sales, make capital expenditures, enter into certain transactions with affiliates, merge, consolidate or sell, assign, transfer, lease, convey or otherwise dispose of our assets (other than in the ordinary course of business). We are also required to maintain specified EBITDA (earnings before interest expense, income taxes, depreciation and amortization) levels under the Credit Facilities.

The Congress Credit Facility also has a borrowing base formula that limits our ability to borrow based on the characteristics of our accounts receivable and inventory. Further, Congress has discretion to reduce availability under the Congress Credit Facility.

If we are not able to comply with these covenants and requirements, customers may lose confidence in us and reduce or eliminate their orders with us which may have a material adverse effect on our business, financial condition and results of operations.

Substantially all of our assets and those of our subsidiaries are pledged as security under our Credit Facilities.

Certain institutional investors have influence over our business, and could delay, deter or prevent a change of control or other business combination.

Certain of our institutional investors have representatives on our Board of Directors, including investment funds affiliated with Bain Capital, LLC and investment funds affiliated with Celerity Partners. By virtue of their stock ownership and Board representation, certain of our institutional investors could have a significant influence over all matters submitted to our stockholders, including the election of our directors, and could exercise significant control over our business policies and affairs.

Provisions in our charter documents and state law may make it harder for others to obtain control of us even though some stockholders might consider such a development favorable.

Provisions in our charter, by-laws and certain provisions under Delaware law may have the effect of delaying or preventing a change of control or changes in our management that stockholders consider favorable or beneficial. If a change of control or change in management is delayed or prevented, the market price of our shares could suffer.

The Company’s ability to use existing net operating losses to offset future taxable income may be subject to certain limitations.

Section 382 of the Internal Revenue Code (“Section 382”) imposes a limitation on a corporation’s use of net operating loss (“NOL”) carryforwards following an “ownership change”. Whether or not the Recapitalization Transaction results in an ownership change for purposes of Section 382 depends upon whether the exchangeable shares of SMTC Canada are treated as shares of the Company under U.S. tax principles. Because the tax law governing the exchangeable shares is unclear, it is uncertain whether Section 382 will apply to the Recapitalization Transaction. If deemed applicable, Section 382 would limit the amount of NOLs available to offset taxable income in the post-ownership change period and would preclude the full utilization of the Company’s NOLs. As of December 31, 2004, the Company had total net operating loss carryforwards (both U.S. and Canadian) of approximately $105.2 million.

The issuance of additional authorized shares of common stock may dilute the voting power and equity interest of present stockholders and may prevent a hostile takeover of the Company.

Shares of authorized but unissued common stock may be issued from time to time by our Board of Directors without further stockholder action unless such action is required by Delaware law, under which the Company is incorporated, our charter, or the rules of the Nasdaq National Market System. Additional authorized but unissued shares of common stock might be used in the context of a defense against or response to possible or threatened hostile takeovers. It is not possible to predict in advance whether the issuance of additional shares will have a dilutive effect on earnings per share as it depends on the specific events associated with a particular transaction.

Certain differences may exist between the trading market of our common stock and the trading market for the exchangeable shares of SMTC Canada.

Although the exchangeable shares of SMTC Canada are intended to be functionally and economically equivalent to shares of our common stock, there can be no assurance that the market price of the exchangeable shares will be identical, or even similar, to the market price of our common stock.

Our Common Stock May Be Delisted From The Nasdaq National Market.

On May 31, 2005, we received notification from Nasdaq Listing Qualifications that our common stock failed to maintain a minimum bid price of $1.00 per share for continued listing on The Nasdaq National Market. Under NASD Marketplace Rules, Nasdaq provided us with a grace period of 180 calendar days, or until November 28, 2005, to comply with the minimum bid price requirement. If we fail to comply with the minimum bid price requirement by November 28, 2005, our common stock may be delisted from trading on The Nasdaq National Market. There can be no assurance that our common stock will regain compliance with the minimum bid price requirement or that we will continue to satisfy the other listing requirements of The Nasdaq National Market. Our failure to comply with the Marketplace Rules or promptly to cure noncompliance with such Rules could result in our common stock being delisted, and the liquidity of our stock could be materially impaired.

Item 3: Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our credit facilities bear interest at both floating and fixed rates. The weighted average interest rate on our credit facilities for the second quarter of 2005 was 9.5%. At July 3, 2005, our revolving credit facility of $8.4 million bore interest at 6.5% based on the U.S. prime rate and our tranche A term debt bore interest at 8.75% based on the U.S. base rate. If the U.S. base rates increased by 10%, our interest expense would have increased by approximately $0.1 million annually.

Foreign Currency Exchange Risk

Most of our sales are denominated in U.S. dollars. Most of our purchases are denominated in U.S. dollars, with the exception of Canadian and Mexican payroll and other various expenses denominated in local currencies. As a result we have relatively little exposure to foreign currency exchange risk.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. The Company’s Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this quarterly report. Based on their evaluation, the Company’s Chief Executive Officer and Principal Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the applicable Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and the Company’s Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting. There have been no changes in internal control over financial reporting that occurred during the Company’s most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II OTHER INFORMATION

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

(a) The Company held its annual meeting on May 24, 2005.

(b) At the annual meeting, stockholders elected Messrs. William Brock and Wayne McLeod as directors. Messrs. John Caldwell, Blair Hendrix, Stephen Adamson and Thomas Cowan continued serving their terms of office as directors after the annual meeting.

(c) Results of annual meeting votes:

Proposal		For	Withheld
(1)	To elect as director William Brock to hold office until the 2008 annual meeting of stockholders	7,712,452	436,356

(2)	To elect as director Wayne McLeod to hold office until the 2008 annual meeting of stockholders	7,710,516	438,292

ITEM 5. OTHER INFORMATION

On August 17, 2005, certain subsidiaries of the Company entered into a Second Amending Agreement (the “US Amendment”) with Congress Financial Corporation (Central) (“Congress Central”) to the Loan Agreement dated as of June 1, 2004, as amended by the First Amending Agreement dated March 10, 2005 (the Loan Agreement, as amended by the First Amending Agreement, the “US Loan Agreement”) by and among Congress Central, SMTC Manufacturing Corporation of California, SMTC Manufacturing Corporation of Wisconsin, SMTC Manufacturing Corporation of Massachusetts and SMTC Mex Holdings, Inc. The US Amendment amends certain terms and conditions of the US Loan Agreement, including removal of the exclusion of inventory from the availability calculation should the Company elect to change to a springing lock-box arrangement.

On August 17, 2005, SMTC Manufacturing Corporation of Canada entered into a Second Amending Agreement (the “Canadian Amendment”) with Congress Financial Corporation (Canada) (“Congress Canada”) to the Loan Agreement dated as of June 1, 2004, as amended by the First Amending Agreement dated March 10, 2005 (the Loan Agreement, as amended by the First Amending Agreement, the “Canadian Loan Agreement”) by and between Congress Canada and SMTC Manufacturing Corporation of Canada. The Canadian Amendment amends certain terms and conditions of the Canadian Loan Agreement, including removal of the exclusion of inventory from the availability calculation should the Company elect to change to a springing lock-box arrangement.

ITEM 6. EXHIBITS

List of Exhibits:

31.1	Certification of John Caldwell pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated August 17, 2005.

31.2	Certification of Jane Todd pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated August 17, 2005.

32.1	Certification of John Caldwell, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated August 17, 2005.

32.2	Certification of Jane Todd, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated August 17, 2005.

99.1	Second Amending Agreement dated as of August 17, 2005 by and among Congress Financial Corporation (Central), SMTC Manufacturing Corporation of California, SMTC Manufacturing Corporation of Wisconsin, SMTC Manufacturing Corporation of Massachusetts and SMTC Mex Holdings, Inc.

99.2	Second Amending Agreement dated as of August 17, 2005 by and between Congress Financial Corporation (Canada) and SMTC Manufacturing Corporation of Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, SMTC Corporation has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

SMTC CORPORATION

By:	/s/ John Caldwell
Name:	John Caldwell
Title:	President and CEO

By:	/s/ Jane Todd
Name:	Jane Todd
Title:	Chief Financial Officer

Date: August 17, 2005

EXHIBIT INDEX

Exhibit Number	Document
31.1	Certification of John Caldwell pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated August 17, 2005.

31.2	Certification of Jane Todd pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated August 17, 2005.

32.1	Certification of John Caldwell, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated August 17, 2005.

32.2	Certification of Jane Todd, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated August 17, 2005.

99.1	Second Amending Agreement dated as of August 17, 2005 by and among Congress Financial Corporation (Central), SMTC Manufacturing Corporation of California, SMTC Manufacturing Corporation of Wisconsin, SMTC Manufacturing Corporation of Massachusetts and SMTC Mex Holdings, Inc.

99.2	Second Amending Agreement dated as of August 17, 2005 by and between Congress Financial Corporation (Canada) and SMTC Manufacturing Corporation of Canada.

Exhibit 31.1

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATIONS

I, John Caldwell, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of SMTC Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 17, 2005

/s/ John Caldwell
John Caldwell
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATIONS

I, Jane Todd, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of SMTC Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 17, 2005

/s/ Jane Todd
Jane Todd
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO

SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, as chief executive officer of SMTC Corporation (the “Company”), does hereby certify that to the undersigned’s knowledge:

1) the Company’s quarterly report on Form 10-Q for the quarter ended July 3, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Company’s quarterly report on Form 10-Q for the quarter ended July 3, 2005 fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ John Caldwell
John Caldwell
President and Chief Executive Officer

Date: August 17, 2005

A signed original of this written statement required by Section 906 has been provided to SMTC Corporation and will be retained by SMTC Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO

SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, as principal financial officer of SMTC Corporation (the “Company”), does hereby certify that to the undersigned’s knowledge:

1) the Company’s quarterly report on Form 10-Q for the quarter ended July 3, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Company’s quarterly report on Form 10-Q for the quarter ended July 3, 2005 fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jane Todd
Jane Todd
Chief Financial Officer

Date: August 17, 2005

A signed original of this written statement required by Section 906 has been provided to SMTC Corporation and will be retained by SMTC Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.1

THIS SECOND AMENDING AGREEMENT dated as of the 17th day of August, 2005

BETWEEN:

SMTC MANUFACTURING CORPORATION OF CALIFORNIA

SMTC MANUFACTURING CORPORATION OF WISCONSIN

SMTC MANUFACTURING CORPORATION OF MASSACHUSETTS

SMTC MEX HOLDINGS, INC.

collectively, as US Borrowers

- and -

CONGRESS FINANCIAL CORPORATION (CENTRAL)

as Lender and US Collateral Agent

WHEREAS US Borrowers, Lender and US Collateral Agent entered into a loan agreement dated June 1, 2004 (the “Loan Agreement”) pursuant to which certain credit facilities were established in favour of US Borrowers;

AND WHEREAS US Borrowers, Lender and US Collateral Agent entered into a first amending agreement in respect of the Loan Agreement dated March 10, 2005 (the “Original Amending Agreement”) amending certain terms and conditions of the Loan Agreement;

AND WHEREAS the US Borrowers, Lender and US Collateral Agent entered into a first amending agreement in respect of the Loan Agreement dated March 31, 2005 (the “First Amending Agreement”) amending certain terms and conditions of the Loan Agreement and providing that the terms of the First Amending Agreement supercede and replace, in its entirety, the Original Amending Agreement to the effect that the Original Amending Agreement is deemed to have had no force and effect and to the same extent as if it had never been executed and delivered;

AND WHEREAS Lender and US Collateral Agent have executed a consent and release letter dated July 4, 2005 (the “Consent”) providing, among other things, their consent to the sale by SMTC Manufacturing Corporation of Wisconsin to SMT Engineering, LLC of certain assets;

AND WHEREAS the parties wish to enter into this agreement to amend certain terms and conditions of the Loan Agreement and the First Amending Agreement;

NOW THEREFORE THIS SECOND AMENDING AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the parties hereto agree to amend the Loan Agreement and the First Amending Agreement as provided herein:

Section 1	General

In this Second Amending Agreement, unless otherwise defined or the context otherwise requires, all capitalized terms shall have the respective meanings specified in the Loan Agreement.

Section 2	To be Read with Loan Agreement

This Second Amending Agreement is an amendment to the Loan Agreement and the First Amending Agreement. Unless the context of this Second Amending Agreement otherwise requires, the Loan Agreement, the First Amending Agreement, the Consent and this Second Amending Agreement shall be read together and shall have effect as if the provisions of the Loan Agreement, the First Amending Agreement, the Consent and this Second Amending Agreement were contained in one agreement. The term “Agreement” when used in the Loan Agreement means the Loan Agreement as amended by the First Amending Agreement, the Consent and this Second Amending Agreement, together with all amendments, modifications, supplements, extensions, renewals, restatements, replacements and novations thereof from time to time.

Section 3	No Novations

Nothing in this Second Amending Agreement, nor in the Loan Agreement when read together with the First Amending Agreement, the Consent and this Second Amending Agreement, shall constitute a novation, payment, re-advance or reduction or termination in respect of any Obligations.

Section 4	Amendments to Loan Agreement

Section 1 (“Definitions”) of the Loan Agreement is amended by adding the following definition in its proper alphabetical order:

“1.98B “Suspension Notice Period”

“Suspension Notice Period” shall have the meaning set forth in Section 6.3(b) hereof.”

Section 5	Amendments to First Amending Agreement

Section 4(c) of the First Amending Agreement is hereby deleted and replaced with the following:

“(c)	Section 6.3 (“Collection of Accounts”) of the Loan Agreement is hereby deleted and replaced with the following:

“6.3 Collection of Accounts

(a)	Each US Borrower shall establish and maintain, at its expense, blocked accounts or lockboxes and related blocked accounts (in either case,

“Blocked Accounts”) as Lender may specify, and Lender may establish and maintain bank accounts of Lender (“Payment Accounts”) in each case with such banks as are acceptable to Lender into which US Borrowers shall, in accordance with Lender’s instructions, promptly deposit, and direct their account debtors that remit payments by electronic funds transfers to directly remit, all payments on Accounts and all payments constituting proceeds of Inventory or other Collateral in the identical form in which such payments are made, whether by cash, check or other manner. The banks at which the Blocked Accounts are established shall enter into deposit account control agreements (each, a “Deposit Account Control Agreement”), in form and substance satisfactory to Lender, acting reasonably, providing that all items received or deposited in the Blocked Accounts are the property of Lender, that the depository bank has no Lien upon, or right to set-off against, the Blocked Accounts, the items received for deposit therein, or the funds from time to time on deposit therein and that the depository bank will wire, or otherwise transfer, in immediately available funds, on a daily basis, all funds received or deposited into the Blocked Accounts to the Payment Accounts or such other bank account of Lender as Lender may from time to time designate for such purpose. Each US Borrower agrees that all payments made to such Blocked Accounts or Payment Accounts or other funds received and collected by Lender and/or US Collateral Agent, whether on the Accounts or as proceeds of Inventory or other Collateral or otherwise, shall be the property of Lender.

(b)	Notwithstanding Section 6.3(a) above, Lender, at the request of all US Borrowers, shall provide US Borrowers and their respective Subsidiaries (if applicable) or HTM with dominion and control over the Blocked Accounts (and other accounts of such Subsidiaries, if applicable, or HTM) by suspending (the “Suspension”) the operation of certain provisions of such Deposit Account Control Agreements by executing and delivering a notice (each, a “Cash Dominion and Control Release Notice”), in substantially the form attached as Schedule 6.3 hereto and in form and substance satisfactory to Lender, to the banks party to such Deposit Account Control Agreements provided:

(i)	US Borrowers provide Lender with twenty (20) days prior written notice that it requires a period of Suspension (a “Suspension Notice Period”);

(ii)

prior to the effectiveness of such Suspension and during the Suspension Notice Period, Lender or its designees shall be entitled solely to confirm that, at US Borrowers’ cost and expense, the amount of Total Excess Availability is not less than the greater of (A) US$2,500,000 or (B) twenty-five (25%) percent of the sum of the then outstanding and unpaid Revolving Loans under this Agreement and the Revolving Loans (as defined in the Canadian

Loan Agreement) under the terms and conditions as existed immediately prior to the Suspension Notice Period; and

(iii)	during such Suspension, the amount of Total Excess Availability is not less than the greater of (A) US$2,500,000 or (B) twenty-five (25%) percent of the sum of the then outstanding and unpaid Revolving Loans under this Agreement and the Revolving Loans (as defined in the Canadian Loan Agreement), in either case, for a period in excess of three (3) consecutive Business Days.

US Borrowers and Lender agree that a Suspension shall be in effect (A) upon Lender confirming that the Total Excess Availability test set out in subparagraph (b)(ii) immediately above has been satisfied, (B) upon execution and delivery of the applicable Cash Dominion and Control Release Notice by Lender, the applicable bank and each US Borrower and (C) only so long as (1) the Total Excess Availability test set out in subparagraph (b)(iii) immediately above is satisfied and (2) no Event of Default exists or has occurred and is continuing. For greater certainty, each US Borrower acknowledges and agrees that any Suspension shall immediately be terminated, and Lender shall immediately have dominion and control over the Blocked Accounts pursuant to the Deposit Account Control Agreements, at any time that the Total Excess Availability test set out in subparagraph (b)(iii) immediately above is not satisfied or an Event of Default exists or has occurred and is continuing and Lender may, but shall not be obligated, to provide notice to the bank party to the applicable Deposit Account Control Agreement notifying it of the termination of such Suspension.

(c)

For purposes of calculating the amount of the Loans available to US Borrowers, such payments referred to in Section 6.3(a) above will be applied (conditional upon final collection) to the Obligations on the Business Day of receipt by Lender of immediately available funds in the Payment Account provided such payments and notice thereof are received in accordance with Lender’s usual and customary practices as in effect from time to time and within sufficient time to credit applicable US Borrower’s loan account on such day, and if not, then on the next Business Day. For the purposes of calculating interest on the Obligations, such payments or other funds received will be applied (conditional upon final collection) to the Obligations on the date of receipt of immediately available funds by Lender in the Payment Accounts provided such payments or other funds and notice thereof are received in accordance with Lender’s usual and customary practices as in effect from time to time and within sufficient time to credit applicable US Borrower’s loan account on such day, and if not, then on the next Business Day. If Lender receives funds in a Payment Account at any time at which no Obligations are outstanding or in excess of such outstanding Obligations, Lender shall transfer such funds to applicable US Borrower at such account as such US

Borrower may direct, provided that such US Borrower shall, at Lender’s request, deposit such funds to an account maintained at the bank at which the Payment Accounts are maintained and, prior to such transfer, shall execute and deliver to US Collateral Agent a cash collateral agreement in form and substance satisfactory to US Collateral Agent providing to US Collateral Agent a first priority Lien over such account.

(d)	Except during a Suspension, US Borrowers and all of their affiliates, Subsidiaries, shareholders, directors, employees or agents shall, acting as trustee for Lender, receive, as the property of Lender, any monies, checks, notes, drafts or any other payment relating to and/or proceeds of Accounts or other Collateral which come into their possession or under their control and immediately upon receipt thereof, shall deposit or cause the same to be deposited in the Blocked Accounts or the Payment Accounts, or remit the same or cause the same to be remitted, in kind, to Lender. In no event, other than during a Suspension, shall the same be commingled with a US Borrower’s own funds. Each US Borrower agrees to reimburse Lender on demand for any amounts owed or paid to any bank at which a Blocked Account or Payment Account is established or any other bank or person involved in the transfer of funds to or from the Blocked Accounts or the Payment Accounts arising out of Lender’s payments to or indemnification of such bank or person. The obligation of each US Borrower to reimburse Lender for such amounts pursuant to this Section 6.3 shall survive the termination or non-renewal of this Agreement.”

Section 6	Representations and Warranties

In order to induce Lender to enter into this Second Amending Agreement, each US Borrower represents and warrants to Lender as follows, which representations and warranties shall survive the execution and delivery hereof:

(a)	the representations and warranties set forth in Section 8 of the Loan Agreement continue to be true and correct as of the date hereof;

(b)	the execution, delivery and performance of this Second Amending Agreement and the transactions contemplated hereunder are all within each US Borrower’s corporate powers, have been duly authorized and are not in contravention of law or the terms of each US Borrower’s certificate of incorporation, by-laws or other organizational documentation, or any indenture, agreement or undertaking to which a US Borrower is a party or by which a US Borrower or its property is bound. Each US Borrower has duly executed and delivered this Second Amending Agreement. This Second Amending Agreement constitutes a legal, valid and binding obligation of each US Borrower, enforceable against it by Lender and US Collateral Agent in accordance with its terms;

(c)	no Event of Default exists; and

(d)	each US Borrower is in compliance with the covenants contained in Section 6, Section 7 and Section 9 of the Loan Agreement.

Section 7	Conditions Precedent

This Second Amending Agreement shall not be effective until each of the following conditions has been met to the satisfaction of Lender or has been waived in writing (in whole or in part) by Lender in its sole discretion:

(a)	Lender has received, in form and substance satisfactory to Lender, an original copy of each of the following documents:

(i)	this Second Amending Agreement executed by each US Borrower and the other Obligors party hereto;

(ii)	documentation in connection with corporate actions and proceedings which Lender may have requested in connection herewith, such documents where requested by Lender or its counsel to be certified by appropriate corporate officers or governmental authorities;

(iii)	certificate of incumbency executed by each US Borrower;

(iv)	all consents, waivers, acknowledgements and other agreements from third parties which Lender may deem necessary or desirable in order to give effect to the provisions or purposes of this Second Amending Agreement;

(v)	originals or copies, as determined by Lender, of such other documents and instruments as are reasonably required by Lender, including all other documents listed on the closing agenda relating to the transactions contemplated herein;

(b)	US Borrowers have paid all fees, expenses and disbursements, including, without limitation, legal fees, incurred by or payable to Lender or US Collateral Agent in connection with this Second Amending Agreement;

(c)	all requisite corporate actions and proceedings in connection with this Second Amending Agreement shall have been completed;

(d)	no Event of Default exists; and

(e)	no material adverse change shall have occurred with respect to a US Borrower or any Obligor since the date of Lender’s latest field examination and no change or event shall have occurred which would have a material adverse effect on a US Borrower or any Obligor.

Section 8	Expenses

US Borrowers shall pay all fees, expenses and disbursements including, without limitation, legal fees, incurred by or payable to Lender or US Collateral Agent in connection with any confirmation of the amount of Total Excess Availability contemplated hereunder and the preparation, negotiation, completion, execution, delivery and review of this Second Amending Agreement and all other documents and instruments arising therefrom and/or executed in connection therewith.

Section 9	Continuance of Loan Agreement and Security

The Loan Agreement, as changed, altered, amended or modified by the First Amending Agreement, the Consent and this Second Amending Agreement, shall be and continue in full force and effect and is hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for in the First Amending Agreement, the Consent and herein. It is agreed and confirmed that after giving effect to this Second Amending Agreement, all security delivered by US Borrowers secures the payment of all of the Obligations including, without limitation, the obligations arising under the Loan Agreement, as amended by the terms of the First Amending Agreement, the Consent and the Second Amending Agreement.

Section 10	Counterparts

This Second Amending Agreement may be executed in any number of separate original or facsimile counterparts, each of which shall be deemed an original and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

Section 11	Governing Law

The validity, interpretation and enforcement of this Second Amending Agreement and any dispute arising out of the relationship between the parties hereto, whether in contract, tort, equity or otherwise, shall be governed by the internal laws of the State of Illinois without giving effect to principles of conflicts of laws.

Section 12	Effective Date

Notwithstanding the date of execution, the terms of this Second Amending Agreement are effective as of July 26, 2005.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the parties hereto have executed this Second Amending Agreement as of the day and year first above written.

US COLLATERAL AGENT AND LENDER		US BORROWER

CONGRESS FINANCIAL CORPORATION (CENTRAL)		SMTC MANUFACTURING CORPORATION OF CALIFORNIA

By:	/s/ Niall H. Hamilton	By:	/s/ John Caldwell
Name:	Niall H. Hamilton	Name:	John Caldwell
Title:	Senior Vice President	Title:	President & CEO
Congress Financial Corporation (Canada)

Address:		Address:

150 South Wacker Drive		2302 Trade Zone Boulevard
Chicago, Illinois 60606		San Jose, California
USA 95131

Fax: (312) 332-0424		Fax No: (408) 934-7101

US BORROWER		US BORROWER

SMTC MANUFACTURING CORPORATION OF WISCONSIN		SMTC MANUFACTURING CORPORATION OF MASSACHUSETTS

By:	/s/ John Caldwell	By:	/s/ John Caldwell
Name:	John Caldwell	Name:	John Caldwell
Title:	President & CEO	Title:	President & CEO

Address:		Address:

2222 E. Pensar Drive		109 Constitution Blvd.
Appleton, Wisconsin		Unit 160
USA		Franklin, Massachusetts
USA

Fax No: (920) 739-4830		Fax No: (508) 520-9351

US BORROWER

SMTC MEX HOLDINGS, INC.

By:	/s/ John Caldwell
Name:	John Caldwell
Title:	President & CEO

Address:

635 Hood Road
Markham, Ontario
Canada, L3R 4N6

Fax No: (905) 479-5326

Each of the undersigned Obligors hereby:

(a)	acknowledges, confirms and agrees that such Obligor’s Financing Agreements (as each of the same may have been amended, modified, supplemented, extended, renewed, restated or replaced) remain in full force and effect as at the date hereof in respect of the Obligations under the Loan Agreement; and

(b)	acknowledges and confirms that such Obligor has received a copy of the Loan Agreement and this Second Amending Agreement and understands the terms thereof.

Dated as of the 17th day of August, 2005.

SMTC CORPORATION		SMTC MANUFACTURING CORPORATION OF NORTH CAROLINA

By:	/s/ John Caldwell	By:	/s/ John Caldwell
Name:	John Caldwell	Name:	John Caldwell
Title:	President & CEO	Title:	President & CEO

SMTC MANUFACTURING CORPORATION OF TEXAS		HTM HOLDINGS, INC.

By:	/s/ John Caldwell	By:	/s/ John Caldwell
Name:	John Caldwell	Name:	John Caldwell
Title:	President & CEO	Title:	President & CEO

RADIO COMPONENTES DE MEXICO, S.A. DE C.V.		SMTC DE CHIHUAHUA, S.A. DE C.V.

By:	/s/ John Caldwell	By:	/s/ John Caldwell
Name:	John Caldwell	Name:	John Caldwell
Title:	President & CEO	Title:	President & CEO

Exhibit 99.2

THIS SECOND AMENDING AGREEMENT dated as of the 17th day of August, 2005

BETWEEN:

SMTC MANUFACTURING CORPORATION OF CANADA/SOCIETE DE

FABRICATION SMTC DU CANADA

as Canadian Borrower

- and -

CONGRESS FINANCIAL CORPORATION (CANADA)

as Lender

WHEREAS Canadian Borrower and Lender entered into a loan agreement dated June 1, 2004 (the “Loan Agreement”) pursuant to which certain credit facilities were established in favour of Canadian Borrower;

AND WHEREAS the Canadian Borrower and Lender entered into a first amending agreement in respect of the Loan Agreement dated March 10, 2005 (the “Original Amending Agreement”) amending certain terms and conditions of the Loan Agreement;

AND WHEREAS the Canadian Borrower and Lender entered into a first amending agreement in respect of the Loan Agreement dated March 31, 2005 (the “First Amending Agreement”) amending certain terms and conditions of the Loan Agreement and providing that the terms of the First Amending Agreement supercede and replace, in its entirety, the Original Amending Agreement to the effect that the Original Amending Agreement is deemed to have had no force and effect and to the same extent as if it had never been executed and delivered;

AND WHEREAS the parties wish to enter into this agreement to amend certain terms and conditions of the Loan Agreement and the First Amending Agreement;

NOW THEREFORE THIS SECOND AMENDING AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the parties hereto agree to amend the Loan Agreement and the First Amending Agreement as provided herein:

Section 1	General

In this Second Amending Agreement, unless otherwise defined or the context otherwise requires, all capitalized terms shall have the respective meanings specified in the Loan Agreement.

Section 2	To be Read with Loan Agreement

This Second Amending Agreement is an amendment to the Loan Agreement and the First Amending Agreement. Unless the context of this Second Amending Agreement otherwise requires, the Loan Agreement, the First Amending Agreement and this Second Amending Agreement shall be read together and shall have effect as if the provisions of the Loan Agreement, the First Amending Agreement and this Second Amending Agreement were contained in one agreement. The term “Agreement” when used in the Loan Agreement means the Loan Agreement as amended by the First Amending Agreement and this Second Amending Agreement, together with all amendments, modifications, supplements, extensions, renewals, restatements, replacements and novations thereof from time to time.

Section 3	No Novations

Nothing in this Second Amending Agreement, nor in the Loan Agreement when read together with the First Amending Agreement and this Second Amending Agreement, shall constitute a novation, payment, re-advance or reduction or termination in respect of any Obligations.

Section 4	Amendments to Loan Agreement

Section 1 (“Definitions”) of the Loan Agreement is amended by adding the following definition in its proper alphabetical order:

“1.83B “Suspension Notice Period”

“Suspension Notice Period” shall have the meaning set forth in Section 6.3(b) hereof.”

Section 5	Amendments to First Amending Agreement

Section 4(d) of the First Amending Agreement is hereby deleted and replaced with the following:

“(d)	Section 6.3 (“Collection of Accounts”) of the Loan Agreement is hereby deleted and replaced with the following:

“6.3	Collection of Accounts

(a)

Canadian Borrower shall establish and maintain, at its expense, blocked accounts or lockboxes and related blocked accounts (in either case, “Blocked Accounts”) as Lender may specify, and Lender may establish and maintain bank accounts of Lender (“Payment Accounts”) in each case with such banks as are acceptable to Lender into which Canadian Borrower shall, in accordance with Lender’s instructions, promptly deposit, and direct its account debtors that remit payments by electronic funds transfers to directly remit, all payments on Accounts and all payments constituting proceeds of Inventory or other Collateral in the identical form in which such payments are made, whether by cash, cheque or other manner. The banks at which the Blocked Accounts are established shall enter into an agreement (each, a “Blocked Account Agreement”), in form and substance satisfactory to Lender, acting reasonably, providing that all items received or deposited in the Blocked Accounts are the property of Lender, that the depository bank has no Lien upon, or right to set-off against, the Blocked Accounts, the items received for deposit therein, or the funds from time to time on deposit therein and that the depository bank will wire, or otherwise transfer, in immediately available funds, on a daily basis, all funds received or deposited into the Blocked Accounts to the Payment Accounts or such other bank account of Lender as Lender may from time to time designate for such purpose. Canadian Borrower agrees that all payments made to such Blocked Accounts or Payment Accounts or other funds received and collected by Lender, whether on the Accounts or as proceeds of Inventory or other Collateral or otherwise, shall be the property of Lender.

(b)	Notwithstanding Section 6.3(a) above, Lender, at the request of Canadian Borrower, shall provide Canadian Borrower and its Subsidiaries (if applicable) with dominion and control over the Blocked Accounts (and other accounts of such Subsidiaries, if applicable) by suspending (a “Suspension”) the operation of certain provisions of such Blocked Account Agreements by executing and delivering a notice (each, a “Cash Dominion and Control Release Notice”), in substantially the form attached as Schedule 6.3 hereto and in form and substance satisfactory to Lender, to the banks party to such Blocked Account Agreements provided:

(i)	Canadian Borrower provides Lender with twenty (20) days prior written notice that it requires a period of Suspension (a “Suspension Notice Period”);

(ii)	prior to the effectiveness of such Suspension and during the Suspension Notice Period, Lender or its designees shall be entitled solely to confirm that, at Canadian Borrower’s cost and expense, the amount of Total Excess Availability is not less than the greater of (A) US$2,500,000 or (B) twenty-five (25%) percent of the sum of the then outstanding and unpaid Revolving Loans under this Agreement and the Revolving Loans (as defined in the US Loan Agreement) under the terms and conditions as existed immediately prior to the Suspension Notice Period; and

(iii)	during such Suspension, the amount of Total Excess Availability is not less than the greater of (A) US$2,500,000 or (B) twenty-five (25%) percent of the sum of the then outstanding and unpaid Revolving Loans under this Agreement and the Revolving Loans (as defined in the US Loan Agreement), in either case, for a period in excess of three (3) consecutive Business Days.

Canadian Borrower and Lender agree that a Suspension shall be in effect (A) upon Lender confirming that the Total Excess Availability test set out in subparagraph (b)(ii) immediately above has been satisfied, (B) upon execution and delivery of the applicable Cash Dominion and Control Release Notice by Lender and the applicable bank and (C) only so long as (1) the Total Excess Availability test set out in subparagraph (b)(iii) immediately above is satisfied and (2) no Event of Default exists or has occurred and is continuing. For greater certainty, Canadian Borrower acknowledges and agrees that any Suspension shall immediately be terminated, and Lender shall immediately have dominion and control over the Blocked Accounts pursuant to the Blocked Account Agreements, at any time that the Total Excess Availability test set out in subparagraph (b)(iii) immediately above is not satisfied or an Event of Default exists or has occurred and is continuing and Lender may, but shall not be obligated, to provide notice to the bank party to the applicable Blocked Account Agreement notifying it of the termination of such Suspension.

(c)	For purposes of calculating the amount of the Loans available to Canadian Borrower, such payments referred to in Section 6.3(a) above will be applied (conditional upon final collection) to the Obligations on the Business Day of receipt by Lender of immediately available funds in the Payment Account provided such payments and notice thereof are received in accordance with Lender’s usual and customary practices as in effect from time to time and within sufficient time to credit Canadian Borrower’s loan account on such day, and if not, then on the next Business Day. For the purposes of calculating interest on the Obligations, such payments or other funds received will be applied (conditional upon final collection) to the Obligations on the date of receipt of immediately available funds by Lender in the Payment Account provided such payments or other funds and notice thereof are received in accordance with Lender’s usual and customary practices as in effect from time to time and within sufficient time to credit Canadian Borrower’s loan account on such day, and if not, then on the next Business Day. If Lender receives funds in a Payment Account at any time at which no Obligations are outstanding or in excess of such outstanding Obligations, Lender shall transfer such funds to Canadian Borrower at such account as Canadian Borrower may direct, provided that Canadian Borrower shall, at Lender’s request, deposit such funds to an account maintained at the bank at which the Payment Accounts are maintained and, prior to such transfer, shall execute and deliver to Lender a cash collateral agreement in form and substance satisfactory to Lender providing to Lender a first priority Lien over such account.

(d)

Except during a Suspension, Canadian Borrower and all of its affiliates, Subsidiaries, shareholders, directors, employees or agents shall, acting as trustee for Lender, receive, as the property of Lender, any monies, cheques, notes, drafts or any other payment relating to and/or proceeds of

Accounts or other Collateral which come into their possession or under their control and immediately upon receipt thereof, shall deposit or cause the same to be deposited in the Blocked Accounts or the Payment Accounts, or remit the same or cause the same to be remitted, in kind, to Lender. In no event, other than during a Suspension, shall the same be commingled with Canadian Borrower’s own funds. Canadian Borrower agrees to reimburse Lender on demand for any amounts owed or paid to any bank at which a Blocked Account or Payment Account is established or any other bank or person involved in the transfer of funds to or from the Blocked Accounts or the Payment Accounts arising out of Lender’s payments to or indemnification of such bank or person. The obligation of Canadian Borrower to reimburse Lender for such amounts pursuant to this Section 6.3 shall survive the termination or non-renewal of this Agreement.”

Section 6	Representations and Warranties

In order to induce Lender to enter into this Second Amending Agreement, Canadian Borrower represents and warrants to Lender as follows, which representations and warranties shall survive the execution and delivery hereof:

(a)	the representations and warranties set forth in Section 8 of the Loan Agreement continue to be true and correct as of the date hereof;

(b)	the execution, delivery and performance of this Second Amending Agreement and the transactions contemplated hereunder are all within Canadian Borrower’s corporate powers, have been duly authorized and are not in contravention of law or the terms of Canadian Borrower’s certificate of incorporation, by-laws or other organizational documentation, or any indenture, agreement or undertaking to which Canadian Borrower is a party or by which Canadian Borrower or its property is bound. Canadian Borrower has duly executed and delivered this Second Amending Agreement. This Second Amending Agreement constitutes a legal, valid and binding obligation of Canadian Borrower, enforceable against it by Lender in accordance with its terms;

(c)	no Event of Default exists; and

(d)	Canadian Borrower is in compliance with the covenants contained in Section 6, Section 7 and Section 9 of the Loan Agreement.

Section 7	Conditions Precedent

This Second Amending Agreement shall not be effective until each of the following conditions has been met to the satisfaction of Lender or has been waived in writing (in whole or in part) by Lender in its sole discretion:

(a)	Lender has received, in form and substance satisfactory to Lender, an original copy of each of the following documents:

(i)	this Second Amending Agreement executed by Canadian Borrower and the other Obligors party hereto;

(ii)	documentation in connection with corporate actions and proceedings which Lender may have requested in connection herewith, such documents where requested by Lender or its counsel to be certified by appropriate corporate officers or governmental authorities;

(iii)	certificate of incumbency executed by Canadian Borrower;

(iv)	all consents, waivers, acknowledgements and other agreements from third parties which Lender may deem necessary or desirable in order to give effect to the provisions or purposes of this Second Amending Agreement;

(v)	originals or copies, as determined by Lender, of such other documents and instruments as are reasonably required by Lender, including all other documents listed on the closing agenda relating to the transactions contemplated herein;

(b)	Canadian Borrower has paid all fees, expenses and disbursements, including, without limitation, legal fees, incurred by or payable to Lender in connection with this Second Amending Agreement;

(c)	all requisite corporate actions and proceedings in connection with this Second Amending Agreement shall have been completed;

(d)	no Event of Default exists; and

(e)	no material adverse change shall have occurred with respect to Canadian Borrower or any Obligor since the date of Lender’s latest field examination and no change or event shall have occurred which would have a material adverse effect on Canadian Borrower or any Obligor.

Section 8	Expenses

Canadian Borrower shall pay all fees, expenses and disbursements including, without limitation, legal fees, incurred by or payable to Lender in connection with any confirmation of the amount of Total Excess Availability contemplated hereunder and the preparation, negotiation, completion, execution, delivery and review of this Second Amending Agreement and all other documents and instruments arising therefrom and/or executed in connection therewith.

Section 9	Continuance of Loan Agreement and Security

The Loan Agreement, as changed, altered, amended or modified by the First Amending Agreement and this Second Amending Agreement, shall be and continue in full force and effect and is hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for in the First

Amending Agreement and herein. It is agreed and confirmed that after giving effect to this Second Amending Agreement, all security delivered by Canadian Borrower secures the payment of all of the Obligations including, without limitation, the obligations arising under the Loan Agreement, as amended by the terms of the First Amending Agreement and the Second Amending Agreement.

Section 10	Counterparts

This Second Amending Agreement may be executed in any number of separate original or facsimile counterparts, each of which shall be deemed an original and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

Section 11	Governing Law

The validity, interpretation and enforcement of this Second Amending Agreement and any dispute arising out of the relationship between the parties hereto, whether in contract, tort, equity or otherwise, shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 12	Effective Date

Notwithstanding the date of execution, the terms of this Second Amending Agreement are effective as of July 26, 2005.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the parties hereto have executed this Second Amending Agreement as of the day and year first above written.

LENDER		CANADIAN BORROWER

CONGRESS FINANCIAL CORPORATION (CANADA)		SMTC MANUFACTURING CORPORATION OF CANADA/SOCIETE DE FABRICATION SMTC DU CANADA

By:	/s/ Sophia Ljucovic	By:	/s/ John Caldwell
Name:	Sophia Ljucovic	Name:	John Caldwell
Title:	Vice President, Loan Officer	Title:	President & CEO
Congress Financial Corporation (Canada)

Address:		Address:

141 Adelaide Street West, Suite 1500 Toronto, Ontario, M5H 3L9 Fax: (416) 364-6068		635 Hood Road Markham, Ontario, L3R 4N6 Fax No: (905) 479-5326

Each of the undersigned Obligors hereby:

(a)	acknowledges, confirms and agrees that such Obligor’s Financing Agreements (as each of the same may have been amended, modified, supplemented, extended, renewed, restated or replaced) remain in full force and effect as at the date hereof in respect of the Obligations under the Loan Agreement; and

(b)	acknowledges and confirms that such Obligor has received a copy of the Loan Agreement and this Second Amending Agreement and understands the terms thereof.

Dated as of the 17th day of August, 2005.

SMTC NOVA SCOTIA COMPANY		940862 ONTARIO INC.

By:	/s/ John Caldwell	By:	/s/ John Caldwell
Name:	John Caldwell	Name:	John Caldwell
Title:	President & CEO	Title:	President & CEO

SMTC MANUFACTURING CORPORATION OF CALIFORNIA		SMTC MANUFACTURING CORPORATION OF MASSACHUSETTS

By:	/s/ John Caldwell	By:	/s/ John Caldwell
Name:	John Caldwell	Name:	John Caldwell
Title:	President & CEO	Title:	President & CEO

SMTC MANUFACTURING CORPORATION OF WISCONSIN		SMTC MEX HOLDINGS, INC.

By:	/s/ John Caldwell	By:	/s/ John Caldwell
Name:	John Caldwell	Name:	John Caldwell
Title:	President & CEO	Title:	President & CEO

SMTC CORPORATION		SMTC MANUFACTURING CORPORATION OF NORTH CAROLINA

By:	/s/ John Caldwell	By:	/s/ John Caldwell
Name:	John Caldwell	Name:	John Caldwell
Title:	President & CEO	Title:	President & CEO

SMTC MANUFACTURING CORPORATION OF TEXAS		HTM HOLDINGS, INC.

By:	/s/ John Caldwell	By:	/s/ John Caldwell
Name:	John Caldwell	Name:	John Caldwell
Title:	President & CEO	Title:	President & CEO

RADIO COMPONENTES DE MEXICO, S.A. DE C.V.		SMTC DE CHIHUAHUA, S.A. DE C.V.

By:	/s/ John Caldwell	By:	/s/ John Caldwell
Name:	John Caldwell	Name:	John Caldwell
Title:	President & CEO	Title:	President & CEO